As filed with the Securities and Exchange Commission on
                    December 22, 2003 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         -----------------------------
                          The News Corporation Limited
   (Exact name of issuer of deposited securities as specified in its charter)
                               -----------------
                                      N/A
                  (Translation of issuer's name into English)
                  --------------------------------------------
                                   Australia
           (Jurisdiction of incorporation or organization of issuer)
                  --------------------------------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                        --------------------------------
                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
                       (Address, including zip code, and
                          telephone number, including
                           area code, of Depositary's
                          principal executive offices)
                        --------------------------------
                            Arthur M. Siskind, Esq.
                           News America Incorporated
                          1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 852-7000
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                   -----------------------------------------
                                   Copies to:
         Jeffrey W. Rubin, Esq.                 Mildred Quinones-Holmes, Esq.
         Hogan & Hartson L.L.P.                 Citibank, N.A.
         875 Third Avenue                       388 Greenwich Street, 19th Floor
         New York, New York 10022               New York, New York 10013
                   -----------------------------------------
          It is proposed that this filing become effective under Rule 466:
                          |X| immediately upon filing.
                          |_| on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box |X|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                         Proposed      Proposed      Amount of
    Title of Each       Amount to be     Maximum       Maximum      Registration
  Class of Securities   Registered       Aggregate     Aggregate       Fee
   to be Registered                      Offering      Offering
                                          Price Per     Price**
                                          Unit*
--------------------------------------------------------------------------------
American Depositary    300,000,000        $5.00      $15,000,000.00   $1,213.50
Shares evidenced by
American Depositary
Receipts, each
American Depositary
Share representing four
(4) Preferred Limited
Voting Ordinary Shares
of The News Corporation
Limited.
--------------------------------------------------------------------------------
*     Each unit represents one hundred (100) American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

           This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

           THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE AMENDED AND RESTATED DEPOSIT AGREEMENT.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus

1.  Name of depositary and address           Face of Receipt - Introductory
                                             ---------------
    of its principal executive               Paragraph; final sentence of face.
    office

2.  Title of American Depositary             Face of Receipt - Top  center and
                                             ---------------
    Receipts and identity of                 Introductory Paragraph.
    deposited securities

    Terms of Deposit:

    (i)  The amount of deposited             Face of Receipt - Upper right
                                             ---------------
         securities represented by           corner and Introductory Paragraph.
         one American Depositary
         Share

    (ii) The procedure for voting,           Reverse of Receipt - Paragraphs
                                             ------------------
         if any, thedeposited                (13) and (14).
         securities

   (iii) The collection and                  Face of Receipt - Paragraphs (4),
                                             ---------------
         distribution of dividends           (7) and (9);
                                             Reverse of Receipt - Paragraphs
                                             ------------------
                                             (12), (13) and (17).

    (iv) The transmission of                 Face of Receipt - Paragraph (9);
                                             ---------------
         notices, reports and                and
         proxy soliciting material           Reverse of Receipt - Paragraphs
                                             ------------------
                                             (13), (14), (16), and (21).

    (v)  The sale or exercise of             Face of Receipt - Paragraphs (3),
                                             ---------------
         rights                              (4) and (6);
                                             Reverse of Receipt - Paragraphs
                                             ------------------
                                             (12), (13) and (21).

    (vi) The deposit or sale of              Reverse of Receipt - Paragraphs
                                             ------------------
         securities  resulting               (12) and (15).
         from dividends, splits or
         plans of reorganization

    (vii)Amendment, extension or             Reverse of Receipt - Paragraphs
                                             ------------------
         termination of the                  (20) and (21).
         deposit agreement

   (viii)Rights of holders of                Reverse of Receipt - Paragraph (16)
                                             ------------------
         Receipts to inspect the
         transfer books of the
         depositary and the list
         of holders of Receipts

    (ix) Restrictions upon the               Face of Receipt - Paragraphs  (2),
                                             ---------------
         right to deposit or                 (3), (4) and (5);
         withdraw the underlying             Reverse of Receipt - Paragraph
                                             ------------------
        securities                           (22).

    (x)  Limitation upon the                 Face of Receipt- Paragraph (6); and
                                             ---------------
         liability of the depositary         Reverse of Receipt - Paragraph
                                             ------------------
                                             (18).

3.  Fees and charges which may be            Face of Receipt - Paragraphs (6);
                                             ---------------
    imposed directly or indirectly           and
    against holders of Receipts              Reverse of Receipt - Paragraph
                                             ------------------
                                             (20).


Item 2.  AVAILABLE INFORMATION               Face of Receipt - Paragraph (11).
                                             ---------------



The News Corporation Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports as well as the Depositary's principal office, with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

                  (a) Amended and Restated Deposit Agreement, dated as of December 3, 1996, by and among The News Corporation Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). *

                  (b)(1) Letter Agreement, dated as of November 25, 2003 between the Company and the Depositary. - Filed herewith as Exhibit (b)(1).

                  (b)(2) Letter Agreement, dated as of November 25, 2003, between the Company and the Depositary. - Filed herewith as Exhibit (b)(2).

                  (c)(1) Form of Restricted Securities Letter Agreement between the Company, the Depositary and General Motors Corporation. - Filed herewith as Exhibit (c)(1).

                  (c)(2) Letter Agreement, dated as of October 15, 2003, between the Company, the Depositary, Liberty Media Corporation and Liberty NC XIII, INC.
 - Filed herewith as Exhibit (c)(2).

                  (c)(3) Letter Agreement, dated as of December 17, 2001, between the Company, the Depositary, News Publishing Australia Limited, Liberty Media Corporation, LMC International, Inc. and Citicorp Nominees Pty Limited.
- Filed herewith as Exhibit (c)(3).

                  (c)(4) Letter Agreement, dated as of December 3, 2001, between the Company, the Depositary, and Liberty Media Corporation. - Filed herewith as Exhibit (c)(4).

                  (c)(5) Letter Agreement, dated as of December 3, 2001, between the Company, the Depositary, and Liberty Media Corporation. - Filed herewith as Exhibit (c)(5).

                  (c)(6) Letter Agreement, dated July 15, 1999, between the Company and the Depositary. **

                  (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. - Filed herewith as Exhibit (d).

                  (e)  Rule 466 Certification. - Filed herewith as Exhibit (e).

                  (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on signature pages hereto.



------------------------------------
* Previously filed and incorporated by reference to Exhibit (a) of Form F-6 Registration No. 333-10562.
** Previously filed and incorporated by reference to Exhibit (c) of Form F-6 Registration No. 333-13420.

Item 4.  UNDERTAKINGS

         a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities that are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

         b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------



         Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of December 3, 1996, by and among The News Corporation Limited, Citibank, N.A., as depositary, and all Holders of American Depositary Receipts issued thereunder (the "Deposit Agreement"), certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of December, 2003.

                                             Legal entity created by the Deposit
                                             Agreement for the issuance of
                                             American Depositary Receipts
                                             evidencing American Depositary
                                             Shares, each representing four (4)
                                             Preferred Limited Voting Ordinary
                                             Shares of The News Corporation
                                             Limited.

                                             CITIBANK, N.A., as Depositary


                                             By:     /s/ Susanna Mancini
                                                 -------------------------------
                                             Name:      Susana Mancini
                                             Title:     Vice President

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, The News Corporation Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on the 12th day of December, 2003.




                                             THE NEWS CORPORATION LIMITED

                                             By:   /s/ K. Rupert Murdoch
                                                 -------------------------------
                                             Name: K. Rupert Murdoch
                                             Title:

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints K. Rupert Murdoch, David F. DeVoe and Arthur M. Siskind, or anyone of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on Decembeer 12, 2003.

Name                                      Title
----                                      -----


  /s/ K. Rupert Murdoch                  Executive Director, Chairman and Chief
--------------------------------
K. Rupert Murdoch                        Executive (Principal Executive Officer)


  /s/ David F. DeVoe                      Executive Director and, Chief
---------------------------------
David F. DeVoe                            Financial Officer (Principal Financial
                                          Officer and Principal Accounting
                                          Officer)


  /s/ Chase Carey                         Executive Director
--------------------------------
Chase Carey


  /s/ Peter Chernin                       Executive Director
--------------------------------
Peter Chernin


  /s/ Lachlan K. Murdoch                  Executive Director
--------------------------------
Lachlan K. Murdoch


  /s/ Arthur M. Siskind                   Executive Director and Authorized
--------------------------------
Arthur M. Siskind                         Representative in the United States

  /s/ Kenneth E. Cowley                   Non-Executive Director
--------------------------------
       Kenneth E. Cowley


  /s/ Andrews S. B. Knight                Non-Executive Director
--------------------------------
Andrew S.B. Knight


  /s/ Roderick I. Eddington               Non-Executive Director
--------------------------------
Roderick I. Eddington


  /s/ Graham J. Kraehe                    Non-Executive Director
--------------------------------
Graham J. Kraehe


  /s/ Thomas J. Perkins                   Non-Executive Director
--------------------------------
Thomas J. Perkins


  /s/ Stanley S. Shuman                   Non-Executive Director
--------------------------------
Stanley S. Shuman


  /s/ Geoffrey C. Bible                   Non-Executive Director
--------------------------------
Geoffrey C. Bible

                               Index to Exhibits
                               -----------------

                                                            Sequentially
Exhibit                 Document                            Numbered Page
-------                 --------                            -------------

(b)(1)                  Letter Agreement, dated
                        as of November 25, 2003
                        between the Company and
                        the Depositary

(b)(2)                  Letter Agreement, dated
                        as of November 25, 2003,
                        between the Company and
                        the Depositary.

(c)(1)                  Form of Restricted Securities
                        Letter Agreement between the
                        Company, the Depositary and
                        General Motors Corporation.

(c)(2)                  Letter Agreement, dated as of
                        October 15, 2003, between the
                        Company, the Depositary,
                        Liberty Media Corporation and
                        Liberty NC XIII, INC.

(c)(3)                  Letter Agreement, dated as of
                        December 17, 2001, between the
                        Company, the Depositary, News
                        Publishing Australia Limited,
                        Liberty Media Corporation,
                        LMC International, Inc. and
                        Citicorp Nominees Pty Limited.

(c)(4)                  Letter Agreement, dated as of
                        December 3, 2001, between the
                        Company, the Depositary and
                        Liberty Media Corporation.

(c)(5)                  Letter Agreement, dated as of
                        December 3, 2001, between the
                        Company, the Depositary and
                        Liberty Media Corporation.

(d)                     Opinion of counsel to the
                        Depositary

(e)                     Rule 466 certification

                            b)(1) Letter Agreement,
                         dated as of November 25, 2003,
                     between the Company and the Depositary

                                                                EXECUTION COPY


                                 CITIBANK, N.A.
                                111 Wall Street
                            New York, New York 10043



                                                       As of November 25, 2003

The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention: Corporate Secretary

         The News Corporation Limited - Direct Registration System
         for ADSs evidenced by Preferred Limited Voting Ordinary Shares
         --------------------------------------------------------------

Ladies and Gentlemen:

                  Reference is made to the Amended and Restated Deposit Agreement, dated as of December 3, 1996 (the "Deposit Agreement"), by and among
                                              -----------------
The News Corporation Limited (the "Company"), Citibank, N.A., as Depositary (the
                                   -------
"Depositary"), and all Holders from time to time of American Depositary Receipts
 ----------
("ADRs") evidencing American Depositary Shares ("ADSs") issued thereunder, each
  ----                                           ----
ADS representing four Preferred Limited Voting Ordinary Shares (the "Shares") of
                                                                     ------
the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

                  The purpose of this letter agreement is to supplement the Deposit Agreement to enable the establishment by the Depositary of a "direct registration system" (the "DR System") for ADSs and the issuance by the
                           ---------
Depositary of "uncertificated ADSs" as part of the DR System. In order to enable such issuance of "uncertificated ADSs", the Company and the Depositary agree as follows:

        1. Notwithstanding any provision of the Deposit Agreement, the Depositary may, at any time and from time to time, issue ADSs that are not evidenced by ADRs (such ADSs, the "Uncertificated ADSs", and the ADSs evidenced
                                   -------------------
by ADRs, the "Certificated ADSs");
              -----------------

        2. Uncertificated ADSs shall not be represented by any instrument(s) but shall be evidenced only by the registration of "uncertificated securities" on the books and records of the Depositary maintained for such purpose. Any reference to Holders of ADR(s) or ADS(s) in the Deposit Agreement shall, in the context of the Uncertificated ADSs, refer to the person(s) in whose name the Uncertificated ADSs are registered on the books of the Depositary maintained for such purpose;

        3. Holders of Uncertificated ADSs that are not subject to any registered pledges, liens, restrictions or adverse claims, of which the Depositary has written notice at such time, shall at all times have the right to exchange the Uncertificated ADSs (or any portion thereof) for Certificated ADSs of the same type and class, subject in each case to applicable laws and any rules the Depositary may establish in respect of the Uncertificated ADSs;

        4. Holders of Certificated ADSs shall, so long as the Depositary maintains the DR System for the ADSs, have the right to exchange the Certificated ADSs (or any portion thereof) for Uncertificated ADSs upon (i) the due surrender of the Certificated ADSs to the Depositary for such purpose, and
(ii) the presentation of a written request to such effect to the Depositary, subject in each case to (a) all liens and restrictions noted on the ADR evidencing the Certificated ADS(s) and all adverse claims of which the Depositary then has written notice, (b) the terms of the Deposit Agreement (as supplemented by this letter agreement) and the rules that the Depositary may establish from time to time for such purposes thereunder, and(c) applicable law;

        5. Uncertificated ADSs shall in all material respects be identical to Certificated ADSs of the same type and class, except that (i) no ADR(s) shall be, nor shall need to be, issued to evidence Uncertificated ADSs, (ii) Uncertificated ADSs shall, subject to the terms of the Deposit Agreement (as supplemented by this letter agreement), be transferable upon the same terms and conditions as uncertificated securities under New York law, (iii) each Holder's ownership of Uncertificated ADSs shall be recorded on the books and records of the Depositary maintained for such purpose and evidence of such Holder's ownership shall be reflected in periodic statements provided by the Depositary to each such Holder in accordance with applicable law, (iv) the Depositary may from time to time, upon notice to the Holders of Uncertificated ADSs affected thereby, establish rules and amend or supplement existing rules, as may be deemed reasonably necessary to maintain the DR System and for the issuance of Uncertificated ADSs on behalf of Holders, provided that such rules do not conflict with the terms of the Deposit Agreement (as supplemented by this letter agreement) and applicable law, (v) the Holder of Uncertificated ADSs shall not be entitled to any benefits under the Deposit Agreement (as supplemented by this letter agreement) and such Holder's Uncertificated ADSs shall not be valid or enforceable for any purpose against the Depositary or the Company unless such Holder is registered on the books and records of the Depositary maintained for such purpose, (vi) the Depositary may, in connection with any deposit of Shares resulting in the issuance of Uncertificated ADSs and with any transfer, pledge, release and cancellation of Uncertificated ADSs, require the prior receipt of such documentation as the Depositary may reasonably request, and (vii) upon termination of the Deposit Agreement (as supplemented by this letter agreement), the Depositary shall not require Holders of Uncertificated ADSs to affirmatively instruct the Depositary before remitting proceeds from the sale of the Deposited Securities represented by such Holders' Uncertificated ADSs under the terms of
Section 6.02 of the Deposit Agreement;

        6. When issuing ADSs under the terms of the Deposit Agreement, including, without limitation, issuances pursuant to Sections 4.03 and 4.04 thereof, the Depositary may in its discretion determine to issue Uncertificated ADSs rather than Certificated ADSs, unless otherwise specifically instructed in writing by the applicable Holder to issue Certificated ADSs;

        7. Holders of Uncertificated ADSs may request the sale of ADSs through the Depositary, subject to the terms and conditions generally applicable to the sale of ADSs through the Depositary. A copy of the terms and conditions as in effect on the date hereof is attached hereto as Exhibit A. Holders of
                                                      ---------
Uncertificated ADSs requesting the sale of all or a portion of such Uncertificated ADSs will be charged fees for the processing of such sale

(currently consisting of a service fee of $15.00, plus a processing fee of $0.12 per Uncertificated ADS sold). Fees may be changed at any time and will be deducted from the proceeds of the sale of Uncertificated ADSs;

        8. Uncertificated ADSs will be eligible for participation in The News Corporation Limited Dividend Reinvestment Plan for Holders of American Depositary Receipts (the "Plan") and any ADSs issued pursuant to the Plan may, at the discretion of the Depositary, be issued in the form of Uncertificated ADSs. The terms of this letter agreement shall be deemed to supplement that certain Dividend Reinvestment Plan Servicing Agreement, dated as of March 22, 1999, between the Company and the Depositary in order to (i) enable the Depositary to make the terms of the Plan available to the Holders of Uncertificated ADSs, and (ii) permit the Depositary to issue Uncertificated ADSs, in its discretion, pursuant to the Plan;

        9. All provisions and conditions of the Deposit Agreement shall apply to Uncertificated ADSs to the same extent as to Certificated ADSs, except as contemplated herein. The Depositary is authorized and directed to take any and all actions, and establish any and all procedures, deemed reasonably necessary to give effect to the terms hereof. Any references in the Deposit Agreement or any ADR(s) to the terms "American Depositary Share(s)" or "ADS(s)" shall, unless the context otherwise requires, include Certificated ADS(s) and Uncertificated ADS(s), individually or collectively, as the context may require;

        10. Except as set forth herein and except as required by applicable law, the Uncertificated ADSs shall be treated as ADSs issued and outstanding under the terms of the Deposit Agreement (as supplemented by this letter agreement). In the event that, in determining the rights and obligations of parties to the Deposit Agreement (as supplemented by this letter agreement) with respect to any Uncertificated ADSs, any conflict arises between (a) the terms of the Deposit Agreement and (b) the terms hereof, the terms and conditions set forth herein shall be controlling and shall govern the rights and obligations of the parties to the Deposit Agreement pertaining to the Uncertificated ADSs; and

        11. This letter agreement shall be interpreted under, and all the rights and obligations hereunder shall be governed by, the laws of the State of New York without regard to the principles of choice of law thereof.

         In addition, the Company and the Depositary agree that the terms hereof supplement the Deposit Agreement, and do not prejudice any substantial existing rights of Holders of ADSs and, as a result, notice may but does not need to be given of the terms hereof to Holders of ADSs. The Company and the Depositary acknowledge that a copy hereof will be attached as an exhibit to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission after the date hereof in respect of the ADSs.

                  [Remainder of page intentionally left blank]

                                              CITIBANK, N.A.,
                                                as Depositary



                                              By:   /s/ Thomas M. Crane
                                                 ------------------------------
                                                 Name:  Thomas M. Crane
                                                 Title: Vice President
                                                 Date:


Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED


By:  /s/ Arthur Siskind
   ------------------------------
   Name: Arthur Siskind
   Title:
   Date:

                                   EXHIBIT A

                              Terms and Conditions

                                [to be attached]

                            (b)(2) Letter Agreement,
                         dated as of November 25, 2003,
                     between the Company and the Depositary

                                                                EXECUTION COPY


                                 CITIBANK, N.A.
                                111 WALL STREET
                            NEW YORK, NEW YORK 10043




                                                       As of November 25, 2003


The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention: Corporate Secretary

            Re:   The News Corporation Limited
                  Dividend Reinvestment Plan Servicing Agreement
                  ----------------------------------------------

Ladies and Gentlemen:

                  Reference is made to the (i) Dividend Reinvestment Plan Servicing Agreement (the Dividend Reinvestment Plan Servicing Agreement and all schedules attached hereto, collectively, the "Servicing Agreement") is made as
                                              -------------------
of March 22, 1999, by and between The News Corporation Limited, a corporation organized and existing under the laws of South Australia, Australia (the "Company"), and Citibank, N.A., in its capacity as Servicing Agent (the
 -------
"Servicing Agent"), (ii) Amended and Restated Deposit Agreement, dated as of
 ---------------
October 29, 1996 (such Deposit Agreement as amended from time to time, the "Ordinary Share Deposit Agreement"), by and among the Company, Citibank, N.A.,
 --------------------------------
in its capacity as Depositary (the "Depositary"), and the holders of American
                                    ----------
Depositary Shares (the "Ordinary Share ADSs") evidenced by American Depositary
                        -------------------
Receipts ("Ordinary Share ADRs") issued thereunder, (iii) the Amended and
           -------------------
Restated Deposit Agreement, dated as of December 3, 1996 (such Deposit Agreement as amended from time to time, the "Preferred Ordinary Share Deposit Agreement",
                                   ------------------------------------------
and together with the Ordinary Share Deposit Agreement, the "Deposit
                                                             -------
Agreements"), by and among the Company, Depositary, and the holders of American
----------
Depositary Shares (the "Preferred Ordinary Share ADSs", and together with the
                        -----------------------------
Ordinary Share ADSs, the "ADSs") evidenced by American Depositary Receipts (the
                          ----
"Preferred Ordinary Share ADRs", and together with the Ordinary Share ADRs, the
 -----------------------------
"ADRs") issued thereunder, (iv) DRS Letter Agreement (Ordinary Shares), dated as
 ----
of November 25, 2003 (such DRS Letter Agreement as amended from time to time, the "Ordinary Share DRS Letter Agreement"), by and between the Company and the
     -----------------------------------
Depositary, which provides for the establishment by the Depositary of a "direct registration system" (the "DR System") for Ordinary Share ADSs and the issuance
                           ---------
by the Depositary of "uncertificated" Ordinary ADSs as part of the DR System, and (v) DRS Letter Agreement (Preferred Limited Voting Ordinary Shares), dated as of November 25, 2003 (such DRS Letter Agreement as amended from time to time, the "Preferred Share DRS Letter Agreement"), by and between the Company and the
     ------------------------------------
Depositary, which provides for the establishment by the Depositary of a DR System for Preferred Share ADSs and the issuance by the Depositary of

"uncertificated" Preferred ADSs as part of the DR System. Unless otherwise specified in this letter agreement, all capitalized terms used, but not defined, herein shall have the meanings given to such terms in the Servicing Agreement.

                  Subject to the terms and conditions contained in this letter agreement, the Company wishes, inter alia, to update the Plan Brochure and to amend the Servicing Agreement to allow Plan Participants to (i) request the sale by the Servicing Agent of their ADSs held in their Plan accounts ("U.S. Plan
                                                                   ---------
Accounts"); (ii) request payment of net dividends (cash dividends, net of
--------
Australian and U.S. withholding taxes) by check in U.S. Dollars on specified ADSs held in their U.S. Plan Accounts (as an alternative to reinvesting the cash dividends on these ADSs); and (iii) deposit ADSs into their U.S. Plan Accounts for safekeeping (with or without the dividend reinvestment feature).

                  Pursuant to Section 8 of the Servicing Agreement and in connection with the objectives of the Company set forth in the preceding paragraph, each of the Company and the Servicing Agent hereby agree to amend the Servicing Agreement as follows:

1. The term "Effective Date" shall mean the date set forth above, which is the date this Amendment shall become effective.

2. All references in the Servicing Agreement to the term "Agreement" shall, as of the Effective Date, refer to the Servicing Agreement, as amended by the terms of this Amendment.

3. All references in the Servicing Agreement to the term "Plan Brochure" shall, as of the Effective Date, refer to the Plan Brochure, as amended and restated (the "Amended and Restated Plan Brochure") and in the form
                            ----------------------------------
         attached hereto as Exhibit A (unless subsequently amended in accordance
                            ---------
         with its terms in which case the reference to "Plan Brochure" shall mean the "Amended and Restated Plan Brochure" as so further amended).

4.       All references in the Servicing Agreement to the term "Services
                                                                --------
         Schedule" shall, as of the Effective Date, refer to the Services
         --------
         Schedule, as amended and restated by the terms of this Amendment (the "Amended and Restated Services Schedule") and in the form attached
          --------------------------------------
         hereto as Exhibit B (unless subsequently amended in accordance with its
                   ---------
         terms in which case the reference to "Services Schedule" shall mean the "Amended and Restated Services Schedule" as so further amended).

5. For the services provided under the Servicing Agreement, as amended by this letter agreement, the Company agrees to pay to the Servicing Agent, and acknowledges that the Servicing Agent may charge Plan Participants, the fees and reimbursements set forth in the Amended and Restated Fee Schedule attached hereto as Exhibit C. All payments due
                                                  ---------
         Citibank hereunder shall be remitted within 30 days of the date of invoice.

6. This letter agreement shall be interpreted and all rights hereunder shall be governed by the laws of the State of New York without regard to its principles of conflicts of law.

         [Remainder of page intentionally left blank; signature page immediately follows.]

                  Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.

                                              Sincerely,

                                              CITIBANK, N.A.,
                                              as Servicing Agent



                                              By:   /s/ Thomas M. Crane
                                                  ------------------------------
                                                   Name:  Thomas M. Crane
                                                   Title: Vice President
                                                   Date:


Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED



By:    /s/ Arthur Siskind
    ------------------------------
     Name:  Arthur Siskind
     Title:
     Date:


Exhibits
--------

Exhibit A - Amended and Restated Plan Brochure
Exhibit B - Amended and Restated Services Schedule
Exhibit C - Amended and Restated Fee Schedule
Exhibit D - Sales Order Processing Through Citibank - Terms and Conditions

                 Exhibit A - Amended and Restated Plan Brochure

                                [to be attached]

               Exhibit B - Amended and Restated Services Schedule
                           (as of November 25, 2003)

                     AMENDED AND RESTATED SERVICES SCHEDULE
             to the Dividend Reinvestment Plan Servicing Agreement,
           dated as of March 22, 1999, as amended (the "Agreement"),
          by and between The News Corporation Limited (the "Company")
         and Citibank, N.A., as Servicing Agent (the "Servicing Agent")



                  All capitalized terms used, but not otherwise defined herein, shall have the meaning given to such terms in the Agreement.

                  Servicing Agent shall provide the following services and the Company shall take the following actions, or shall cause the following actions to be taken, as applicable:

I.       Establishment of Participant Accounts
         -------------------------------------

                  The Servicing Agent shall make available procedures for the processing of "Dividend Reinvestment Plan Authorization Cards" received from holders of ADSs registered on the books of the Depositary ("Registered Owners") from time to time in accordance with the terms of the Plan as described in the Plan Brochure. The Servicing Agent shall not accept Authorization Cards from persons who (i) are not Registered Owners, or (ii) who reside outside the United States, all of which are ineligible to participate in the Plan. ADSs held in a brokerage or custodian account in the name of the broker or custodian, including those held by the Depository Trust Company in the name of its nominee, Cede & Co., are not eligible for participation in the Plan. Holders of ADSs held in the name of a broker or custodian who wish to participate in the Plan must arrange to have their ADSs registered in their own names and deposited in their U.S. Plan Accounts in certificated form or in DR System form. Upon receipt of such Authorization Cards, the Servicing Agent shall establish a Plan account in the name of the applicable Registered Owner (upon enrollment, a "Plan Participant") upon the terms and conditions of the Plan described in the Plan Brochure attached as Exhibit A hereto. As an alternative to reinvesting cash dividends on ADSs held by Plan Participants in their U.S. Plan Accounts, Plan Participants will be given the opportunity by the Servicing Agent to request, upon the terms of the Plan Brochure, payment of net dividends (cash dividends, net of Australian and U.S. withholding taxes) by check in U.S. Dollars on specified ADSs held in their U.S. Plan Accounts. If a Registered Owner returns a properly executed Authorization Card to the Servicing Agent without electing a dividend reinvestment option, such Authorization Card shall be deemed to indicate the intention of such Registered Owner to apply all cash dividends on all ADSs which are then or subsequently registered in such Registered Owner's name and all ADSs held in such Registered Owner's Plan Account toward the purchase of additional ADSs. The Servicing Agent shall not have any responsibility to determine whether any person having completed an Authorization Card is eligible to participate in the Plan under the terms of the Plan.

II.      Custody and Safekeeping
         -----------------------

                  The Servicing Agent shall accept and hold ADSs and funds received as custodian for the Plan for the sole benefit of the Plan Participants. The Servicing Agent will establish and maintain on its records individual accounts for each of the Plan Participants. Unless certificated at the request of a Plan Participant, the ADSs will be maintained in the Plan Participants' accounts and safekept in electronic form. The Servicing Agent shall be authorized to combine Participants' funds and ADSs with those of other Plan Participants. No interest will accrue or be paid on any funds held in any of the Plan Participants' accounts. All of the property maintained in the Plan Participants' accounts shall be subject to the provisions of the Plan as in effect from time to time. The Servicing Agent shall enable Plan Participants to deliver ADRs representing ADSs or uncertificated ADSs to the Servicing Agent for safekeeping at the Service Agent's address below.

III.     Stock Dividend and Elective Dividend Processing
         -----------------------------------------------

a.       Stock Dividend.  Whenever the Company shall declare a dividend payable
         --------------
only in ADSs to holders of ADSs, the Servicing Agent shall credit the full and fractional ADSs received on behalf of each of the Plan Participants to the applicable Plan Participants' accounts.

b.       Optional Dividend.  Whenever the Company provides holders of ADRs the
         -----------------
opportunity to receive a dividend payable in additional ADSs or in cash, the Servicing Agent will provide to each of the Plan Participants the opportunity to elect to receive such dividend in the form of new ADSs representing new Shares issued by the Company upon terms similar to the terms made available to registered holders of ADSs. Such election will take place outside the Plan. Any cash received by the Servicing Agent as part of the elective dividend shall be treated as a dividend payable in cash hereunder (and the applicable Dividend Reinvestment option selected by the Plan Participants, if any, shall apply thereto). The Servicing Agent shall credit to the account of the Plan Participant electing to receive such dividend in ADSs (without deduction for brokerage fees or transaction costs provided for in the Plan) the number of ADSs distributable to such electing Plan Participant.

IV.      ADS Certification
         -----------------

                  The Servicing Agent shall establish procedures pursuant to which Plan Participants may obtain a certificate evidencing any whole number of ADSs held in their respective accounts upon delivery of instructions to the Servicing Agent. The Servicing Agent will make every effort to mail the certificate to the Plan Participant promptly and in no event later than thirty
(30) days after the receipt of such instructions (except where deferral is necessary under Federal or State laws and regulations). ADSs so certificated will continue to be eligible for the dividend reinvestment, safekeeping and cash dividend participation services that are part of the Plan if so designated by the Plan Participant. Certificates will be delivered only for whole number of ADSs maintained in the Plan accounts. Fractional entitlements will be held on behalf of the Plan Participants until termination of the Plan account at which time such fractional entitlements will be sold by the Servicing Agent on behalf of the applicable Plan Participant.

V.       Proxy Processing
         ----------------

                  The Servicing Agent will make available to each of the Plan Participants the voting rights accruing to holders of ADSs for the full number of ADSs (exclusive of fractional entitlements) held in the individual Plan Participants' accounts as of the applicable record date. The Servicing Agent will forward to each of the Plan Participants any and all proxy and voting materials timely received from the Company and requested to be distributed to holders of ADSs by the Company.

VI.      Corporate Actions Processing
         ----------------------------

                  Any stock split distributed on the ADSs held by the Servicing Agent for any Plan Participants will, upon receipt of additional ADSs by the Servicing Agent, be credited to the Plan Participants' accounts provided that the stock being distributed is of the same type, class and series as the securities represented by the ADSs held in the Plan account. In the event that rights are made available to registered holders of ADSs to subscribe for additional ADSs or other securities, the Servicing Agent will make such rights available to the participants in the Plan to the same extent as such rights are being made available to holders of ADSs (to the extent permitted by law). The ADSs held for a Plan Participant in a Plan Account may be, but shall not be required to be, combined with other ADSs registered in the name of such Plan Participant for purposes of calculating the number of rights to be issued to such Plan Participant. In the event any other distribution, the Servicing Agent shall treat Plan Participants on the same terms and conditions as holders of ADSs who are not Plan Participants in the Plan to the extent reasonably practicable and permitted by law.

VII.     Sale of ADSs Held in U.S. Plan Accounts
         ---------------------------------------

                  The Servicing Agent shall make available means for all Plan Participants (other than those considered an "affiliate" under U.S. securities laws), whether they have elected full or partial participation in the Plan, to request the sale through the Servicing Agent of all or part of their full ADSs held in their U.S. Plan Accounts at any time, including upon withdrawal from the Plan. In requesting the Servicing Agent to sell ADSs, all Plan Participants shall be required to agree with, and all sales effected upon such requests shall be in accordance with, the terms and conditions contained in "Sales Order Processing Through Citibank", attached to the Agreement as Exhibit D, as the same may be amended from time to time ("Sales Terms and Conditions"). Requests to sell all or part of the ADSs in the Plan shall be accepted in writing or by telephone in each case upon the terms of the Sales Terms and Conditions.

VIII.    Participant Communications/Statements
         -------------------------------------

a.       Statements.  The Servicing Agent will promptly send to the Plan
         ----------
Participants transaction statements after each transaction effectuated (i.e., dividend reinvestment, cash dividend participation, sales) showing any cash dividends received, the price per ADS purchased, the price per ADS sold, the number of ADSs held/purchased for the Plan Participant, the number of ADSs on which dividends are being reinvested, cash dividends paid and the fees, if any, paid in respect of the reported transaction(s). These statements will be the Plan Participant's continuing record of the cost basis of the purchases of ADSs and should be retained by the Plan Participant for tax purposes. The Servicing Agent may levy a service charge for providing copies of statements for any period in a prior calendar year.

b.       Communications  The Servicing Agent shall make available its ADR holder
         --------------
services toll-free number during N.Y. business hours from which Plan Participants may obtain (i) information about the status of their respective Plan accounts and instruct the sale of ADSs, and (ii) the forms to be used for changes of dividend reinvestment designation and for sale instructions (certificate delivery requests being included in the transaction statements identified in Section VII(a) above).

c.       Reporting
         ---------

(i)      Tax Reporting:  The Servicing Agent shall provide to the Plan
         -------------
Participants and to their Internal Revenue Service annual tax reports on Form 1099DIV and Form 1099B.

(ii)     Management Reports:  The Servicing Agent shall on a quarterly basis
         ------------------
provide to the Company a report setting forth (i) the number of ADSs purchased on behalf of Plan Participants during the reported quarter, (ii) the U.S. dollar value of the ADSs purchased on behalf of Plan Participants during the reported quarter, and (iii) the total number of Plan Participants as of the close of the relevant quarter.

d.       Mailings  The Servicing Agent shall, at the request and expense of the
         --------
Company, mail to each of the Plan Participants the informational materials provided by the Company for distribution to ADR holders (i.e., Annual Reports).

IX.      Deposits and Withdrawals
         ------------------------

a. Deposits The Servicing Agent shall establish procedures pursuant to which Plan Participants may deposit ADSs held in their own name into their respective Plan accounts. The ADSs so deposited will benefit from the same services as the ADSs theretofore held in the Participants' Plan accounts.

b.       Withdrawals  The Servicing Agent will establish procedures pursuant to
         -----------
which Plan Participants may at any time withdraw any whole number of ADSs from their respective accounts upon delivery of instructions to that effect to the Servicing Agent. The Servicing Agent will make every effort to either (i) mail a certificate representing the ADSs to be withdrawn to the Plan Participant promptly, or (ii) arrange for delivery of ADSs to the Plan Participant's broker or custodian, or (iii) so long as the DR System is available for ADSs, arrange for the issuance of ADSs in the Plan Participant's name as part of the DR System, as requested by the applicable Plan Participants, but in no event later than thirty (30) days after receipt of such instructions (except where deferral is necessary under Federal or State laws or regulations). Fractional entitlements will be held on behalf of Plan Participants until termination of the Plan account at which time such fractional entitlements will be sold by the Servicing Agent on behalf of the applicable Plan Participant. If a Plan Participant has authorized "Full Dividend Reinvestment," cash dividends with respect to ADSs withdrawn from the Participant's account that continue to be registered in the name of the Participant will be continued to be reinvested. If, however, cash dividends with respect to only a portion of the ADSs registered in a Participant's name are being reinvested, the Servicing Agent will continue to reinvest dividends on only the number of ADSs specified by the Participant in the applicable Authorization Card as subject to the reinvestment of dividends. A withdrawal of all ADSs from the account shall be deemed a termination of participation in the Plan.

X.       Fees and Charges
         ----------------

                  The fees and charges payable by the Company and by the Plan Participants are set forth in the Fee Schedule attached as Exhibit C to the Agreement.

                            Exhibit C - Fee Schedule
                              (November 25, 2003)

                       AMENDED AND RESTATED FEE SCHEDULE
             to the Dividend Reinvestment Plan Servicing Agreement,
           dated as of March 22, 1999, as amended (the "Agreement"),
          by and between The News Corporation Limited (the "Company")
         and Citibank, N.A., as Servicing Agent (the "Servicing Agent")

                  All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Agreement.


A.       The Fees payable by Participants in the Plan are as follows:


         --------------------------------- ----- -------------------------------
          Enrollment Fee:                         No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Account Maintenance:                    No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Deposit of Certificates:                No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Safekeeping of ADSs:                    No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Dividend Reinvestment:                  No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Sale                                    of ADSs Service fee of
                                                  $15.00 plus a processing
                                                  fee of $0.12 per each
                                                  whole ADS sold.
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Withdrawal/Certification of ADSs:       No charge
         --------------------------------- ----- -------------------------------
         --------------------------------- ----- -------------------------------
          Termination:                            No charge except for brokerage
                                                  commission incurred upon the
                                                  sale of a fractional ADS and
                                                  the servicing and processing
                                                  fees on any sale of ADSs
                                                  described above.
         --------------------------------- ----- -------------------------------
B. The fees and expenses reimbursable by the Company in respect of the Plan are as follows:

                  The annual fee of $2,500 and any expenses incurred in maintaining the Plan will be offset against the amounts payable by Citibank, N.A., as Depositary, to the Company under the terms of a separate pricing arrangement between Citibank, N.A., as Depositary, and the Company in respect of the Company's ADR programs.

              Exhibit D - Sales Order Processing Through Citibank

                                [to be attached]

             (c)(1) Form of Restricted Securities Letter Agreement between the Company, the Depositary and General Motors Corporation

                                 CITIBANK, N.A.
                                111 WALL STREET
                            NEW YORK, NEW YORK 10043






                                                     As of December [__], 2003

The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention:  Corporate Secretary

            Re:   Restricted ADSs (Cusip No. 652487998)
                  The News Corporation Limited - General Motors Corporation Stock Purchase Agreement
                  ------------------------

Ladies and Gentlemen:

                Reference is made to the Amended and Restated Deposit Agreement, dated as of December 3, 1996, as amended and supplemented prior to the date hereof (the "Deposit Agreement"), by and among The News Corporation
                      -----------------
Limited (the "Company"), Citibank, N.A., as Depositary ("Citibank"), and all
              -------                                    --------
Holders from time to time of American Depositary Receipts ("ADRs") evidencing
                                                            ----
American Depositary Shares ("ADSs") issued thereunder, each ADS representing
                             ----
four Preferred Limited Voting Ordinary Shares (the "Preferred Shares") of the
                                                    ----------------
Company. Capitalized terms used herein without definition shall have the meanings assigned thereto in the Deposit Agreement.

                Pursuant to Section 2.03 of the Deposit Agreement and in connection with the proposed delivery by the Company of ADSs that are "Restricted Securities" as defined in Section 1.13 of the Deposit Agreement (such ADSs, the "Restricted ADSs") to General Motors Corporation ("GM"), in
                 ---------------                                   --
accordance with Section 2.2 of the Stock Purchase Agreement, dated as of April 9, 2003, as amended, by and among the Company, Hughes Electronics Corporation ("Hughes") and GM, the Company hereby authorizes, directs and agrees to the
  ------
following:

                1. Upon receipt of confirmation of the deposit of [__________] Preferred Shares by the Company with Citicorp Nominees Pty Limited and delivery to Citibank by the Company of a notice (a draft copy of which is attached hereto as Exhibit A) releasing such Preferred Shares from escrow, Citibank shall issue
   ---------
one or more Restricted ADR(s) in the aggregate representing [__________] Restricted ADSs to GM, which Restricted ADR(s) shall bear the legend set forth on the form of Restricted ADR certificate attached hereto as Exhibit B. After
                                                             ---------
the Restricted ADR(s) have been delivered to GM, GM shall promptly deliver to Citibank a receipt substantially in the form attached hereto as Exhibit C
                                                                ---------
acknowledging, inter alia, receipt of the Restricted ADR(s) and the Restricted ADSs represented thereby.

                2. For as long as the Restricted ADSs constitute "Restricted Securities" as defined in the Deposit Agreement or are otherwise subject to restrictions on transfer set forth in Section 8(d) of the GM Registration Rights Agreement, dated as of April 9, 2003, between the Company and GM, a copy of which is attached as Exhibit D hereto (the "GM Registration Rights Agreement"),
                     ---------              --------------------------------
the Restricted ADSs shall:

                        a. be separately identified on the books of Citibank (by means of CUSIP No. 652487998) and shall not be fungible or commingled with the ADSs issued under the terms of the Deposit Agreement that are not Restricted ADSs;

                        b. be represented by the Deposited Shares deposited in an account or subaccount to be maintained by the Custodian separate and distinct from other Preferred Shares held pursuant to the terms of the Deposit Agreement that are not restricted under the terms hereof;

                        c. be issued only in the form of physical, certificated Restricted ADRs substantially in the form attached hereto as Exhibit B;
                                      ---------

                        d. not be eligible for book-entry settlement through any third parties, including without limitation, book-entry settlement through The Depository Trust Company;

                        e. not be eligible for pre-release transactions described in Section 5.11 of the Deposit Agreement nor be included for purposes of the calculation referred to in the penultimate sentence of the first paragraph of said section; and

                        f. not be eligible for transfer on the books of Citibank or cancellation unless Citibank has received in addition to the documentation otherwise contemplated by the Deposit Agreement an opinion of counsel to the Company substantially in the form attached hereto as Exhibit E (with such supporting
                                               ---------
                            certificates, acknowledgements or other
                            documentation as such counsel deems appropriate) in form and substance reasonably satisfactory to Citibank setting forth, inter alia, the circumstances under which the Restricted ADSs are no longer "Restricted Securities" or are transferable by the holder thereof under applicable securities laws.

                3. Citibank acknowledges and agrees that the Company is relying on the procedures and conditions set forth in the preceding paragraph in connection with the issuance of the Restricted ADSs. The Company may advise Citibank from time to time in writing that it has been advised that some or all of the Restricted ADSs no longer constitute Restricted Securities. Upon Citibank's receipt of any such notice and the applicable items identified in
Section 2(f) above, the Restricted ADSs identified therein shall cease to be subject to the terms of this letter agreement and Citibank will, for the benefit of GM or any other holder of the Restricted ADSs, take such actions (including the removal of legends on the Restricted ADR(s) representing such Restricted
ADSs) as are necessary to accomplish the foregoing.

                4. The Company hereby represents and warrants (in lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that (a) the Preferred Shares that will be deposited by the Company for issuance of the Restricted ADSs will be, at the time of such deposit, validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Preferred Shares, (b) the Company will be, at the time of such deposit, duly authorized to make such deposit, (c) the Preferred Shares deposited by the Company for issuance of the Restricted ADSs will rank, at the time of such deposit, pari passu in all respects with all existing Preferred Shares issued as of the date of such deposit (including as to dividends), and (d) the Preferred Shares that will be deposited by the Company for issuance of the Restricted ADSs will not be, at the time of such deposit, liable for disenfranchisement or disposal by the Company pursuant to the Constitution of the Company. Such representations and warranties shall survive the deposit and withdrawal of the Preferred Shares and the issuance of Restricted ADSs and the issuance and cancellation of Restricted ADR(s) in respect thereof.

                5. Except as expressly provided in this letter agreement and except as required by applicable law, the Restricted ADSs shall be treated as ADSs issued and outstanding under the terms of the Deposit Agreement. The parties acknowledge that this letter agreement supplements the terms of the Deposit Agreement and imposes certain restrictions specified herein with respect to the Restricted ADSs and the Restricted ADR(s) representing the Restricted ADSs.

                6. The Company agrees to reimburse Citibank for any reasonable fees or expenses incurred in connection with the establishment and implementation of any procedures for the deposit of the Preferred Shares or the issuance of Restricted ADSs as contemplated by this letter agreement.

                7. Each of the Company and Citibank acknowledges and agrees that the indemnification under Section 5.08 of the Deposit Agreement shall apply to the issuance of Restricted ADSs hereunder and any other acts performed or omitted by Citibank or any Custodian as contemplated by this letter agreement.

                8. This letter agreement shall be interpreted and all rights hereunder shall be governed by the laws of the State of New York without regard to its principles of conflicts of law.

                9. The Company and the Depositary acknowledge that a copy hereof has been attached as Exhibit (c)(4) to the Registration Statement on Form F-6 (Reg. No. [________]) filed with the Securities and Exchange Commission in respect of the ADSs.

           [Signature page immediately follows.]

Please confirm your agreement to the terms written above by signing below and returning a copy hereof to the undersigned.


Sincerely,

CITIBANK, N.A.,
as Depositary

By:
    ----------------------------
     Name:
     Title:
     Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
    ----------------------------
     Name:
     Title:
     Date:

Acknowledged and Agreed:

GENERAL MOTORS CORPORATION

By:
    ----------------------------
     Name:
     Title:
     Date:


Exhibits
--------
Exhibit A - Release Notice
Exhibit B - Form of Restricted ADR
Exhibit C - Form of Acknowledgment of Receipt of Restricted ADR Exhibit D - GM Registration Rights Agreement Exhibit E - Opinion of Counsel

                                   EXHIBIT A
                                   ---------

                                 RELEASE NOTICE

                 [TO BE ATTACHED FROM ESCROW DEED (ANNEXURE 1)]

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


                                   ANNEXURE 1
                          THE NEWS CORPORATION LIMITED
                              (A.C.N. 007 910 330)
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                              New York, N.Y. 10036


__________, 2003 (New York Time)


TO:     Citibank, N.A.

        ADR Department
        Level 20, Zone 7
        111 Wall Street
        New York, N.Y. 10043 USA
        Attention:       Tom Crane
        Fax:             (212) 825 5398

TO:     Citicorp Nominees Pty Limited
        Level 2
        350 Collins Street
        Melbourne  Vic   3000
        Attention:       Scott Simon
        Fax:             (03) 9605 4599

CC:     Computershare Investor Services Pty Limited
        5/115 Grenfell Street
        Adelaide, S.A.  5000
        Attention:  Doris Grave
        Fax:  (08) 8236 2305

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


              Release of Escrow Notice - Stock Purchase Agreement
                       Direction to issue Restricted ADSs


We refer to the [****] Preferred Limited Voting Ordinary Shares ("Preferred Shares") held in escrow by Citicorp Nominees Pty Limited under the Escrow Deed dated as of _________, 2003 among Citibank, N.A., Citicorp Nominees Pty Limited and The News Corporation Limited, which are held for the account of Citibank, N.A. pending closing of the Stock Purchase Agreement (as defined in the Escrow
Deed).

Pursuant to clause 5(b) of the Escrow Deed, The News Corporation Limited irrevocably notifies you that the conditions to the deposit of those [****] Preferred Shares with the Custodian have been satisfied and Citicorp Nominees Pty Limited is hereby instructed and authorized to unconditionally allot and release the Preferred Shares from the escrow under the Escrow Deed.

With reference to the Amended and Restated Deposit Agreement, dated as of December 3, 1996 (Deposit Agreement) among The News Corporation Limited, Citibank, N.A., as depositary and all holders of American Depositary Receipts from time to time, as supplemented by the Letter Agreement, dated as of [DATE], 2003 (Letter Agreement), by and among Citibank, N.A., General Motors Corporation and The News Corporation Limited, The News Corporation Limited:
1. notifies Citibank, N.A. that [****] Preferred Shares have been unconditionally and irrevocably allotted and issued to Citicorp Nominees Pty Limited for the account of Citibank, N.A. with effect from this date and directs that Computershare Investor Services Pty Limited record in the share register the allotment and issue with effect from this date;

2. instructs Citibank, N.A. to issue, in accordance with the Deposit Agreement, as supplemented by the Letter Agreement, an aggregate of [****nb a quarter of all other numbers] Restricted American Depositary Shares, each of which represents four Preferred Shares of The News Corporation Limited in the name of General Motors Corporation (or as designated by General Motors Corporation within the terms of the Letter Agreement); and

3. represents and warrants (in lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that

        (a) the Preferred Shares to be represented by the Restricted American Depositary Shares are validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Preferred Shares;

        (b) The News Corporation Limited is duly authorized to make such deposit;

        (c) the Preferred Shares being deposited by The News Corporation Limited in support of the issuance of the Restricted American Depositary Shares rank pari passu in all respects with all existing Preferred Shares in issue at that date (including as to dividends); and

        (d) the Preferred Shares being deposited by The News Corporation Limited are not liable for disenfranchisement or disposal by The News Corporation Limited pursuant to the Constitution of The News Corporation Limited.

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


        Such representations and warranties shall survive the deposit and withdrawal of Preferred Shares and the issuance and cancellation of Restricted American Depositary Shares and the issuance and cancellation of Restricted American Depositary Receipts in respect thereof.



Yours faithfully


Authorised Officer

The News Corporation Limited

                                   EXHIBIT B
                                   ---------

                             FORM OF RESTRICTED ADR

                               [INCLUDING LEGEND]

"THE AMERICAN DEPOSITARY SHARES (THE "ADSs") REPRESENTED BY THIS AMERICAN
                                      ----
DEPOSITARY RECEIPT AND THE PREFERRED LIMITED VOTING ORDINARY SHARES (THE "SHARES") REPRESENTED BY SUCH ADSs HAVE NOT BEEN REGISTERED UNDER THE SECURITIES
 ------
ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NONE OF THE ADSs OR SHARES
                              --------------
MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF UNLESS SUCH ADSs OR SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR, IN THE OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE NEWS CORPORATION LIMITED ("NEWS CORPORATION"), IN FORM AND
                                             ----------------
SUBSTANCE REASONABLY SATISFACTORY TO NEWS CORPORATION, EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

                       [STOCK CERTIFICATE TO BE ATTACHED]

                                   EXHIBIT C
                                   ---------

                           FORM OF ACKNOWLEDGMENT OF
                           RECEIPT OF RESTRICTED ADR


Citibank, N.A.
ADR Department
111 Wall Street, 20th Floor
New York, New York 10043

Attention:  Mr. Tom Crane
---------

            Re: The News Corporation Limited - General Motors Corporation Stock Purchase Agreement (Cusip No. 652487998)
                  ----------------------------------------------


Dear Sirs:

                 The undersigned General Motors Corporation ("GM") hereby (x)
                                                              --
acknowledges the receipt, pursuant to the Stock Purchase Agreement, dated as of April 9, 2003, as amended, (the "Stock Purchase Agreement"), by and among Hughes
                                 ------------------------
Electronics Corporation, General Motors Corporation and The News Corporation Limited ("TNCL"), of [____] Restricted American Depositary Receipt(s) in
          ----
aggregate representing [______] Restricted American Depositary Shares issued under the terms of (i) the Amended and Restated Deposit Agreement, dated as of December 3, 1996, as amended or supplemented since such date (the "Deposit
                                                                   -------
Agreement"), by and among TNCL, Citibank, N.A. ("Citibank") and all Holders from
---------                                        --------
time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder, (ii) the Letter Agreement, dated as of [DATE], 2003 (the "Letter Agreement"), by and among TNCL, GM and Citibank, and (y) agrees to
      ----------------
be bound by the terms of the Deposit Agreement and the Letter Agreement.

Dated:   December [__], 2003



                                        By:
                                            ---------------------------------
                                            Name:
                                            Title:

                                   EXHIBIT D
                                   ---------

                        GM REGISTRATION RIGHTS AGREEMENT

                                [to be attached]

                                   EXHIBIT E
                                   ---------

                               OPINION OF COUNSEL

                                [to be attached]

                            (c)(2) Letter Agreement,
                         dated as of October 15, 2003,
                      between the Company, the Depositary,
              Liberty Media Corporation and Liberty NC XIII, INC.

                                                       EXECUTION COPY


                                CITIBANK, N.A.,
                                111 WALL STREET
                            NEW YORK, NEW YORK 10043



                                                       As of October 15, 2003




The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention: Corporate Secretary

         Re: The News Corporation Limited - Liberty Media Corporation
             Call/Put Agreement Cusip No. 652487993)
             --------------------------------------

Ladies and Gentlemen:

                  Reference is made to the (1) Amended and. Restated Deposit Agreement, dated as of December 3, 1996 (the "Deposit Agreement"), by and among
                                              -----------------
The News Corporation Limited (the "Company"), Citibank, N.A., as Depositary
                                   -------
("Citibank"), and all Holders from time to time of American Depositary Receipts
  --------
("ADRs") evidencing American Depositary Shares ("ADSs") issued thereunder, each
  ----                                           ----
ADS representing four Preferred Limited Voting Ordinary Shares (the "Preferred
                                                                     ---------
Shares") of the Company, and (ii) Notice, dated as of October 9, 2003 (the
------
"Notice"), from the Company to, and acknowledged by, Citibank, notifying
 ------
Citibank that the Call Right has been exercised and instructing, inter alia, the issuance of Restricted ADSs (as hereinafter defined) and delivery of Restricted ADR(s) (as hereinafter defined) upon Citibank's receipt of certain documentation specified therein. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

                  Pursuant to Section 2.01 of the Deposit Agreement and in connection with the delivery by the Company, pursuant to that certain Call/Put Agreement, by and between the Company and Liberty Media Corporation ("LMC"),
                                                                      ---
dated as of March 27, 2003 and as in effect on the date hereof (the "Call/Put
                                                                     --------
Agreement"), of ADSs that are "Restricted Securities", as defined in Section
---------
1.13 of the Deposit Agreement (such ADSs, the "Restricted ADSs," the Shares
                                               ---------------
represented by such Restricted ADSs, the "Deposited Shares"; and the ADRs
                                          ----------------
evidencing such Restricted ADSs, the "Restricted ADRs"), to LMC and/or one or
                                      ---------------
more of LMC's Controlled Affiliates (as defined in the Call/Put Agreement), Citibank hereby acknowledges receipt (whether prior to the date hereof or on the date hereof) of the following:

                  1. a properly completed and duly executed copy of the Call Notice, dated September 30, 2003;

                  2. the Escrow Deed attached hereto as Exhibit A;
                                                        ---------

                  3. at least three (3) business days prior to the date hereof, the Issuance Notice attached hereto as Exhibit B (the "Issuance Notice");
                                       ---------       ---------------

                  4. the written confirmation of the Custodian's receipt of the deposit of the Deposited Shares by the Company into Citibank's account;

                  5. the release instructions attached hereto as Exhibit C (the
                                                                 ---------
"Release Instructions"); and
 --------------------

                  6. the opinion of counsel to the Company attached hereto as Exhibit D.
---------

                  The Company hereby authorizes and instructs Citibank to, and Citibank agrees to, issue the applicable number of Restricted ADSs and deliver the applicable Restricted ADR(s) to the Purchaser(s) (as defined in the Notice and hereinafter used as so defined), in accordance with the terms of the Issuance Notice. The parties hereto agree that the Restricted ADSs so issued shall be restricted in the manner outlined in this letter agreement and the Restricted ADR(s) so delivered shall bear the legend set forth on the form of Restricted ADR attached hereto as Exhibit E. After the Restricted ADR(s) have
                                  ---------
been delivered to the Purchaser(s), each Purchaser shall be required to deliver to Citibank, a receipt substantially in the form attached hereto as Exhibit F
                                                                    ---------
acknowledging receipt of the Restricted ADR(s) and the Restricted ADSs evidenced thereby.

                  For as long as the Restricted ADSs constitute "Restricted Securities" as defined in the Deposit Agreement, the Restricted ADSs shall:

                      a. be separately identified on the books of Citibank and shall not be fungible or commingled with the ADSs issued under the terms of the Deposit Agreement that are not Restricted ADSs;

                      b. be represented by the Deposited Shares deposited pursuant hereto to be maintained by the Custodian in an account or subaccount separate and distinct from other Preferred Shares held pursuant to the terms of the Deposit Agreement that are not restricted;

                      C. be issued only in the form of physical, certificated Restricted ADRs in the form annexed hereto as Exhibit E;
                           ---------

                      d. not be eligible for any book-entry settlement system, including without limitation, with The Depository Trust Company;


                      e. not be eligible for pre-release transactions described in Section 5,11 of the Deposit Agreement nor be included for purposes of the calculation referred to in the penultimate sentence of the first paragraph of said section; and


                      f. not be eligible for transfer on the books of Citibank or cancellation unless Citibank has received an addition to the documentation otherwise contemplated by the Deposit Agreement an opinion of counsel to the

                           Company (with such supporting certificates, acknowledgements OT Other documentation as such counsel deems appropriate) in form and substance reasonably satisfactory to Citibank setting forth, inter alia, the circumstances under which the Restricted ADSs are no longer Restricted Securities or are transferable by the holder thereof under applicable securities laws. Notwithstanding the foregoing, any Holder (as defined in the Registration Rights Agreement, by and between the Company and LMC, dated as of October 15, 2003) may transfer all or a portion of its Restricted ADSs to an Affiliate (as defined in the Registration Rights Agreement) of such Holder without Citibank having received such an opinion of counsel.

                  7. Citibank acknowledges and agrees that the Company is relying on the procedures and conditions set forth in the preceding paragraph in connection with the issuance of the Restricted ADSs. The Company may advise Citibank from time to time in writing that it has been advised that some or all of the Restricted ADSs no longer constitute Restricted Securities. Upon Citibank's receipt of any such notice and the applicable items identified in
Section 3(f) above, the Restricted ADSs identified therein shall cease to be subject to the terms of this letter agreement and Citibank will, for the benefit of the purchasers) or any other holder of the Restricted ADSs take such actions (including the removal of legends on the Restricted ADR(s) representing such Restricted ADSs) as are necessary to accomplish the foregoing.

                  8. The Company hereby represents and warrants (in lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that (a) the Preferred Shares deposited by the Company for issuance of the Restricted ADSs were, at the time of such deposit, and are validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Preferred Shares, (b) the Company is and was, at the time of such deposit, duly authorized to make such deposit, (c) the Preferred Shares deposited by the Company for issuance of the Restricted ADSs rank and ranked, at the time of such deposit, pari passu in all respects with all existing Preferred Shares issued as of the date of such deposit (including as to dividends), and (d) the Preferred Shares deposited by the Company for issuance of the Restricted ADSs were not, at the time of such deposit, and are not liable for disenfranchisement or disposal by the Company pursuant to the Constitution of the Company. Such representations and warranties shall survive the deposit and withdrawal of the Preferred Shares and the issuance of Restricted ADSs and the issuance and cancellation of ADRs in respect thereof.

                  9. Except as expressly provided in this letter agreement and except as required by applicable law, the Restricted ADSs shall be treated as ADSs issued and outstanding under the terms of the Deposit Agreement. The parties acknowledge that this letter agreement supplements the terms of the Deposit Agreement and imposes certain restrictions specified herein with respect to the Restricted ADSs and the Restricted ADR(s) representing the Restricted ADSs,

                  10. The Company agrees to reimburse Citibank for any reasonable fees or expenses incurred in connection with the establishment and implementation of any procedures for the deposit of the Preferred Shares or the issuance of Restricted ADSs as contemplated by this letter agreement.

                  11. Each of the Company and Citibank acknowledges and agrees that the indemnification under Section 5.08 of the Deposit Agreement shall apply to the issuance of Restricted ADSs hereunder and any other acts performed or omitted by Citibank as contemplated by this letter agreement.

                  This letter agreement shall be interpreted and all rights hereunder shall be governed by the laws of the State of New York without regard to its principles of conflicts of law.

                      [Signature page immediately follows.]

                                                       EXECUTION COPY


Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,

CITIBANK, N.A., as Depositary

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
    -------------------------------
    Name:
    Title:
    Date:

Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,

CITIBANK, N.A.,
as Depositary

By:      /s/ Susan A. Lucanto
    -------------------------------
    Name:  SUSAN A. LUCANTO
    Title: Vice President
    Date:  10-15-03

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
    -------------------------------
    Elizabeth M. Markowski
    Senior Vice President
    Date:

Acknowledged and Agreed:

LIBERTY NC XIII, INC.

By:
    -------------------------------
    Name:
    Title:
    Date:

Exhibits
--------
Exhibit A - Issuance Notice
Exhibit B - Form of Escrow Deed
Exhibit C - Release Instructions
Exhibit D Form of Opinion of Counsel

Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,

CITIBANK, N.A.,
as Depositary

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:     /s/ Janet L. Nova
    -----------------------------
    Name:  Janet L. Nova
    Title: Authorized Person
    Date:  October 15, 2003

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
    -------------------------------
    Elizabeth M. Markowski
    Senior Vice President
    Date:

Acknowledged and Agreed:

LIBERTY NC XIII, INC.

By:
    -------------------------------
      Name:
      Title:
      Date:

Exhibits
--------
Exhibit A - Issuance Notice
Exhibit B - Form of Escrow Deed
Exhibit C - Release Instructions
Exhibit D - Form of Opinion of Counsel
Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,

CITIBANK, N.A.,
as Depositary

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
    -------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:    /s/ Elizabeth M. Markowski
    ------------------------------
    Elizabeth M. Markowski
    Senior Vice President
    Date:  10/15/03

Acknowledged and Agreed:

LIBERTY NC XIII, INC.

By:    /s/ Elizabeth M. Markowski
    -------------------------------
    Elizabeth M. Markowski
    Senior Vice President
    Date:  10/15/03


Exhibits
--------
Exhibit A - Issuance Notice
Exhibit B - Form of Escrow Deed
Exhibit C - Release Instructions
Exhibit D - Form of Opinion of Counsel

Exhibit E - Form of Restricted ADR
Exhibit F - Form of Acknowledgment of Receipt of Restricted ADR
Exhibit G - TNCL Registration Rights Agreement

Acknowledged and Agreed:
[Upon issuance of Restricted ADSs to one or more of LMC's Controlled Affiliates each such Controlled Affiliate shall execute this Letter Agreement in counterpart]

By:
    -------------------------------
    Name:
    Title:
    Date:

Exhibits
--------
Exhibit A -Escrow Deed
Exhibit B - Issuance Notice
Exhibit C - Release Instructions
Exhibit D -Opinion of Counsel
Exhibit E - Form of Restricted ADR
Exhibit F - Form of Acknowledgment of Receipt of Restricted ADR

                                   EXHIBIT A
                                   ---------

                                  ESCROW DEED

                                                             EXECUTION COPY






Escrow Deed
-------------------------------------------------------------------





The News Corporation Limited

Citicorp Nominees Pty Limited

Citibank, N.A.









GM Purchase Allotment

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


Date                             2003

-------------
Parties
-------------
        1. The News Corporation Limited (A.C.N. 007 910 330) of 2 Holt Street, Surry Hills, New South Wales (TNCL);

        2. Citicorp Nominees Pty Limited (A.C.N. 000 809 030) of Level 2, 350 Collins Street, Melbourne, Victoria 3000 (the Custodian); and

        3. Citibank, N.A., (A.R.B.N. 072 814 058) a national banking association organised and existing under the laws of the United States of America, of 111 Wall Street, 20th Floor, New York, New York 10043, USA (the Depositary).
Recitals
-------------
        A Whereas TNCL, General Motors Corporation (GM) and Hughes Electronics Corporation (Hughes) have entered into a Stock Purchase Agreement and Merger Agreement (each, as defined below) whereby, subject to the conditions therein, the following actions shall occur (i) Hughes, a wholly owned subsidiary of GM, shall be split-off from GM, (ii) simultaneously thereto, a wholly owned subsidiary of TNCL shall purchase all of outstanding Class B common stock of Hughes from GM (the Hughes Stock Purchase), and (iii) immediately thereafter, a wholly owned subsidiary of TNCL shall merge with and into Hughes (the Merger) with Hughes surviving as the surviving company (collectively, the Transactions). As a result of the Transactions, TNCL shall own 34% of the outstanding common stock of Hughes.

        B Pursuant to the Stock Purchase Agreement it is proposed that TNCL issue [***] [to be updated once Exchange Ratio calculation has been made the Stock Purchase Agreement ] Preferred Shares to the Custodian, to be held in escrow under this Escrow Deed in respect of the ADSs to be issued to GM in the Hughes Stock Purchase, pursuant to the Stock Purchase Agreement (the Hughes Pref Shares).

        C TNCL is required to deposit the Hughes Pref Shares with the Custodian, for the account of the Depositary, pursuant to the Deposit Agreement, as supplemented by the Letter Agreement, so that [_______] Restricted ADSs can be issued to General Motors Corporation (GM) and/or its nominees pursuant to the Stock Purchase Agreement. Those Hughes Pref Shares to be issued and deposited with the Custodian will be allotted by TNCL prior to Closing.

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        D The parties have agreed that the Custodian will hold the Hughes Pref Shares referred to in Recitals (A) and (B) in escrow, and not credit the Hughes Pref Shares to the account of the Depositary, until instructed to do so upon the terms of this Escrow Deed.

--------------------------------------------------------------------------------

        E Pursuant to the Stock Purchase Agreement, it is proposed that TNCL issue and deliver [ ] Preferred Shares to the Custodian for the account of the Depositary in respect of the ADSs to be issued to the Hughes shareholders in the Merger, with such issuance and delivery to occur immediately following the effective time of the Merger and without such shares being held in escrow under this Agreement.



IT IS AGREED as follows.

1.       Definitions and interpretation
--------------------------------------------------------------------------------
1.1     Definitions

        The following definitions apply unless the context requires otherwise.


        ADSs American Depositary Shares of TNCL, each representing 4 Preferred Shares.

        Closing                 The closing of the Transactions.

        Deposit Agreement The Amended and Restated Deposit Agreement dated as of December 3,1996 among TNCL, Citibank, N.A., as depositary and all holders of American Depositary Receipts from time to time evidencing the ADSs.

       Hughes Merger Agreement  The Agreement and Plan of Merger by and among
                                Hughes Electronics Corporation, TNCL and GMH
                                Merger Sub, Inc. dated as of 9 April 2003.

        Hughes                  Pref Shares The        Preferred Shares allotted
                                                ------
                                to the Custodian by TNCL prior to Closing, which allotment and deposit is conditional upon the satisfaction of conditions to the Closing.

        Letter Agreement The Letter Agreement dated as of [DATE], 2003, by and among Citibank, TNCL and GM in respect of the Restricted ADSs.

        Preferred Shares        Preferred limited voting ordinary shares of TNCL

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        Restricted              ADSs Restricted American Depositary Shares of
                                TNCL issued under the terms of the Letter
                                Agreement, each Restricted ADS representing 4
                                Preferred Shares.

        Stock Purchase Agreement The Stock Purchase Agreement dated as of April 9, 2003 among TNCL, Hughes Electronics Corporation and General Motors Corporation.
1.2     Interpretation

        Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

        (a)     The singular includes the plural and conversely.

        (b)     A gender includes all genders.

        (c) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

        (d) A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

        (e) A reference to clause or schedule is to a clause of or schedule to this Escrow Deed.

        (f) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Escrow Deed.

        (g) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

        (h) A reference to any party to this Escrow Deed or any other document or agreement includes the party's successors and permitted assigns.

        (i)     A reference to dollars or $ is to Australian currency.

        (j) A reference to conduct includes, without limitation, any omission, statement or undertaking, whether or not in writing.


2.      Allotment of Preferred Shares
--------------------------------------------------------------------------------

        Prior to the Closing, TNCL shall conditionally allot the Hughes Pref Shares on the terms of this Escrow Deed.


3.      Escrow
--------------------------------------------------------------------------------

        The Custodian shall hold the Hughes Pref Shares in escrow, and neither the Custodian nor the Depositary shall have any interest in, power over

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        or entitlement to, nor purport to transfer, assign, charge, credit, pledge, hypothecate or otherwise deal (except in accordance with clause
        4) in any way with, the Hughes Pref Shares in accordance with the Deposit Agreement or otherwise, until delivery of the notice referred to in clause 5.


4.      Redelivery
--------------------------------------------------------------------------------

        If, prior to release under clause 5, TNCL notifies the Custodian in writing that the final allotment of any of the Hughes Pref Shares shall not occur or that any condition to the allotment of the Hughes Pref Shares has not been satisfied, the Custodian shall promptly return any holding statements (or other evidence of issuance) for the Hughes Pref Shares in its possession to TNCL and do such other acts as TNCL reasonably requires to revoke and nullify the allotment of the Hughes Pref Shares.


5.      Release & transfer
--------------------------------------------------------------------------------

        At the time that TNCL deems appropriate on the day of the Closing, TNCL shall give notice to the Depositary and the Custodian in the form set out in Annexure 1 (Release Notice) and when (but only when) TNCL has done so,

        (a) the condition affecting the allotment and deposit of the Hughes Pref Shares specified in the Release Notice as a result of this Escrow Deed shall have been satisfied; and

        (b) the disability, restriction and limitation described in clause 3 above shall be removed as to the Hughes Pref Shares specified in the Release Notice;

        (c) the Hughes Pref Shares specified in the Release Notice shall be deposited and credited to the Custodian for the account of the Depositary; and

        (d) the Depositary and the Custodian will be entitled and bound to deal with the Hughes Pref Shares pursuant to the Deposit Agreement as supplemented by the Letter Agreement and issue Restricted ADSs representing the Hughes Pref Shares as contemplated by the Letter Agreement.


6.       Protection of Custodian and Depositary
--------------------------------------------------------------------------------

6.1     Duties of Custodian and Depositary

        Neither the Custodian nor the Depositary will have duties or responsibilities in relation to the deposit of the Hughes Pref Shares except those expressly contained in this Escrow Deed and the Deposit Agreement, as supplemented by the Letter Agreement.

6.2     Not obliged to consult

        Neither the Custodian nor the Depositary is obliged to consult with any party or make an enquiry of any kind before taking any action under this Escrow Deed, except as expressly set out in this Escrow Deed. The

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        Custodian and the Depositary may rely on a notice in the form of the Release Notice or any other document signed by TNCL which appears on its face to be in accordance with this Escrow Deed and is believed by the Custodian and the Depositary to be genuine.

6.3     Indemnity

        Subject to the Deposit Agreement, as supplemented by the Letter Agreement, TNCL indemnifies the Custodian and the Depositary against all liabilities, losses, reasonable costs and expenses or damages which either of them may sustain or incur in any way related to the Hughes Pref Shares issued in the name of the Custodian (other than as contemplated hereby) or otherwise under or in relation to this Escrow Deed (including, without limitation, any reasonable costs associated with seeking directions from a court of competent jurisdiction) except in the case of their own fraud, negligence or wilful misconduct.

6.4     Stamp duty and costs

        Each party shall bear its own costs arising out of the preparation of this Escrow Deed but TNCL shall bear any stamp duty (including fines and penalties) chargeable on this Escrow Deed and on any instruments executed under this Escrow Deed. TNCL shall indemnify the Custodian and the Depositary on demand against any liability for that stamp duty (including fines and penalties).


7.      Further assurances
--------------------------------------------------------------------------------

        Each party shall take all steps, execute all documents and do everything reasonably required by any other party to give effect to the transactions contemplated by this Escrow Deed.


8.      Counterparts
--------------------------------------------------------------------------------

        This Escrow Deed and any notice required to be given under this Escrow Deed may be executed in any number of counterparts. All counterparts taken together will be taken to constitute one agreement.


9.      Severance
--------------------------------------------------------------------------------

        Any provision of this Escrow Deed which is prohibited or unenforceable in any jurisdiction will be ineffective in that jurisdiction to the extent of the prohibition or unenforceability. Such an ineffective provision will not invalidate the remaining provisions of this Escrow Deed nor affect the validity or enforceability of that provision in any other jurisdiction.


10.     Notices
--------------------------------------------------------------------------------

        Any notice given under this Escrow Deed:

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        (a) must be in writing addressed to the intended recipient at the address shown below or the address last notified by the intended recipient to the sender:

                The News Corporation Limited

                c/o News America Incorporated
                1211 Avenue of the Americas
                New York, NY, 10036 USA
                Attention: Arthur M Siskind, Esq
                Fax: (212) 768 2029

                Citicorp Nominees Pty Limited

                Level 2
                350 Collins Street
                Melbourne VIC 3000
                Attention: Scott Simon
                Fax: (03) 9605 4599

                Citibank, N.A.

                ADR Department
                Level 20, Zone 7
                111 Wall Street
                New York, NY 10043 USA
                Attention: Tom Crane
                Fax: (212) 825 5398

        (b) must be signed by a person duly authorised by the sender, a certified copy of the signature of that person having previously been sent to the recipient;

        (c) will be taken to be duly given or made when delivered, received or left at the above address, but if delivery or receipt occurs on a day on which business is not generally carried on in the place to which the communication is sent or is later than 4 pm (local time) it will be taken to have been duly given or made at the commencement of business on the next day on which business is generally carried on in the place; and

        (d) if sent by fax, must be followed by despatch of the original of the fax by courier on the next day on which business is generally carried on in the place from which the fax is sent to the recipient at its above address.


11.      Amendment
--------------------------------------------------------------------------------

        This Escrow Deed may be amended only by another deed executed by all parties.


12.      Assignment
--------------------------------------------------------------------------------

         The rights and obligations of each party under this Escrow Deed are personal. They cannot be assigned, charged or otherwise dealt with, and no party shall attempt or purport to do so, without the prior written consent of all the parties.

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


13.     No waiver
--------------------------------------------------------------------------------

        No failure to exercise and no delay in exercising any right, power or remedy under this Escrow Deed will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.


14.     No merger
--------------------------------------------------------------------------------

        The rights and obligations of the parties will not merge on completion of any transaction under this Escrow Deed, Stock Purchase Agreement or the Hughes Merger Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.


15.     Governing law
--------------------------------------------------------------------------------

        This Escrow Deed is governed by the laws of South Australia. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------

        EXECUTED as a deed in New York.

EXECUTED by                              )
THE NEWS CORPORATION LIMITED             )
                                         )
by its duly authorised attorney          )
in the presence of:                      )


-----------------------------------------   ------------------------------------
Signature                                   Signature


-----------------------------------------   ------------------------------------
Print name                                  Print name


EXECUTED by                              )
CITICORP NOMINEES PTY LIMITED            )
                                         )
by its duly authorised attorney          )
in the presence of:                      )


-----------------------------------------   ------------------------------------
Signature                                   Signature


-----------------------------------------   ------------------------------------
Print name                                  Print name


EXECUTED on behalf of                    )
CITIBANK, N.A.                           )
in the presence of:                      )
                                            ------------------------------------
                                            Signature


-----------------------------------------   ------------------------------------
Witness                                     Print name


-----------------------------------------   ------------------------------------
Print name                                  Title

                                   EXHIBIT B
                                   ---------

                                ISSUANCE NOTICE

                                   EXIIIBIT C
                                   ----------

                              RELEASE INSTRUCTIONS

                 [TO BE ATTACHED FROM ESCROW DEED (ANNEXURE 1)]

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


                                   ANNEXURE 1
                          THE NEWS CORPORATION LIMITED
                              (A.C.N. 007 910 330)
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                              New York, N.Y. 10036


__________, 2003 (New York Time)


TO:     Citibank, N.A.

        ADR Department
        Level 20, Zone 7
        111 Wall Street
        New York, N.Y. 10043 USA
        Attention:       Tom Crane
        Fax:             (212) 825 5398

TO:     Citicorp Nominees Pty Limited
        Level 2
        350 Collins Street
        Melbourne  Vic   3000
        Attention:       Scott Simon
        Fax:             (03) 9605 4599

CC:     Computershare Investor Services Pty Limited
        5/115 Grenfell Street
        Adelaide, S.A.  5000
        Attention:  Doris Grave
        Fax:  (08) 8236 2305

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


              Release of Escrow Notice - Stock Purchase Agreement
                       Direction to issue Restricted ADSs


We refer to the [****] Preferred Limited Voting Ordinary Shares ("Preferred Shares") held in escrow by Citicorp Nominees Pty Limited under the Escrow Deed dated as of _________, 2003 among Citibank, N.A., Citicorp Nominees Pty Limited and The News Corporation Limited, which are held for the account of Citibank, N.A. pending closing of the Stock Purchase Agreement (as defined in the Escrow
Deed).

Pursuant to clause 5(b) of the Escrow Deed, The News Corporation Limited irrevocably notifies you that the conditions to the deposit of those [****] Preferred Shares with the Custodian have been satisfied and Citicorp Nominees Pty Limited is hereby instructed and authorized to unconditionally allot and release the Preferred Shares from the escrow under the Escrow Deed.

With reference to the Amended and Restated Deposit Agreement, dated as of December 3, 1996 (Deposit Agreement) among The News Corporation Limited, Citibank, N.A., as depositary and all holders of American Depositary Receipts from time to time, as supplemented by the Letter Agreement, dated as of [DATE], 2003 (Letter Agreement), by and among Citibank, N.A., General Motors Corporation and The News Corporation Limited, The News Corporation Limited:
1. notifies Citibank, N.A. that [****] Preferred Shares have been unconditionally and irrevocably allotted and issued to Citicorp Nominees Pty Limited for the account of Citibank, N.A. with effect from this date and directs that Computershare Investor Services Pty Limited record in the share register the allotment and issue with effect from this date;

2. instructs Citibank, N.A. to issue, in accordance with the Deposit Agreement, as supplemented by the Letter Agreement, an aggregate of [****nb a quarter of all other numbers] Restricted American Depositary Shares, each of which represents four Preferred Shares of The News Corporation Limited in the name of General Motors Corporation (or as designated by General Motors Corporation within the terms of the Letter Agreement); and

3. represents and warrants (in lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that

        (a) the Preferred Shares to be represented by the Restricted American Depositary Shares are validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Preferred Shares;

        (b) The News Corporation Limited is duly authorized to make such deposit;

        (c) the Preferred Shares being deposited by The News Corporation Limited in support of the issuance of the Restricted American Depositary Shares rank pari passu in all respects with all existing Preferred Shares in issue at that date (including as to dividends); and

        (d) the Preferred Shares being deposited by The News Corporation Limited are not liable for disenfranchisement or disposal by The News Corporation Limited pursuant to the Constitution of The News Corporation Limited.

Escrow Deed - Hughes Merger

--------------------------------------------------------------------------------


        Such representations and warranties shall survive the deposit and withdrawal of Preferred Shares and the issuance and cancellation of Restricted American Depositary Shares and the issuance and cancellation of Restricted American Depositary Receipts in respect thereof.



Yours faithfully


Authorised Officer

The News Corporation Limited

                                   EXHIBIT D
                                   ---------

                               OPINION OF COUNSEL

                                   EXHIBIT E
                                   ---------

                             FORM OF RESTRICTED ADR

                               [INCLUDING LEGEND]

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, OFFERED OR HYPOTHECATED IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES UNDER THE ACT OR (II) AN OPINION OF COUNSEL WHICH OPINION IS REASONABLY SATISFACTORY TO THE DEPOSITARY AND THE NEWS CORPORATION LIMITED (THE "COMPANY") THAT SUCH REGISTRATION IS NOT REQUIRED.

                       [STOCK CERTIFICATE TO BE ATTACHED]

                                   EXHIBIT F
                                   ---------

                           FORM OF ACKNOWLEDGMENT OF
                           RECEIPT OF RESTRICTED ADR


Citibank, N.A.
ADR Department
111 Wall Street
New York, New York 10043

Attention: [                          ]
----------  --------------------------

         Re: The News Corporation Limited - Liberty Media Corporation
             Call/Put Agreement (Cusip No.652487993)
             ---------------------------------------

Dear Sirs:

                  The undersigned                          , a
                                  -------------------------    -----------------
corporation ("Purchaser"), hereby (x) acknowledges the receipt, pursuant to the
              ---------
Call/Put Agreement, dated as of March 27, 2003 (the "Call/Put Agreement"), by
                                                     ------------------
and between Liberty Media Corporation ("LMC") and The News Corporation Limited
("TNCL"), of [    ] Restricted American Depositary Receipt(s) in aggregate
  ----        ----
representing [          ] Restricted American Depositary Shares issued under the
              ----------
terms of (i) the Amended acid Restated Deposit Agreement, dated as of December 3, 1999 (the "Deposit Agreement"), among TNCL and Citibank, N.A. ("Citibank")
              -----------------                                    --------
and all Holders from time to time of American Depositary Receipts evidencing American Depositary Shares issued thereunder, (ii) the Letter Agreement, dated as of [DATE], 2003 (the "Letter Agreement"), by and among TNCL, LMC and
                         ----------------
Citibank, and (y) agrees to be bound by the terms of the Deposit Agreement and the Letter Agreement.

Dated. [DATE], 2003


                                      By:
                                         ---------------------------------------
                                      Name:
                                      Title:

                            (c)(3) Letter Agreement,
                         dated as of December 17, 2001,
                      between the Company, the Depositary,
                       News Publishing Australia Limited,
               Liberty Media Corporation, LMC International, Inc.
                       and Citicorp Nominees Pty Limited

December 17, 2001

Liberty Media Corporation
LMC International Inc.
12300 Liberty Boulevard
Englewood, CO 80112

Ladies and Gentlemen:

Ladies and Gentlemen:

        Reference is hereby made to (i) the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 3, 2001, by and among Liberty Media Corporation ("LMC"), The News Corporation limited ("TNCL"), Liberty Newco International, Inc. and News Publishing Australia Limited ("NPAL"); (ii) the Letter Agreement, dated as of December 3, 2001 (the "Letter Agreement'), by and among Citibank, N.A. ("Citibank, N.A."), TNCL and LMC and (iii) the Rectification Deed, dated December 17, 2001, by and among LMC, TNCL, NPAL (on behalf of itself and as successor by merger to Liberty Newco International, Inc.), LMC International, Inc. ("LMC International", together with TNCL, NPAL and LMC, the "Merger Parties"), Citibank N.A. and Citicorp Nominees Pty Limited ("Citicorp Nominees"). Unless otherwise clued herein, capitalized terms used herein shall have the meanings given to such terms in the Merger Agreement,

        Each of the Merger Parties hereby acknowledges and agrees as follows:
(i) that the 3,673,183 ADSs listed as the Additional Phase II Merger Consideration in Section 3.1(a) of the Merger Agreement is incorrect; (ii) that as a result of such error, the total number of ADSs and TNCL Shares issued in the transaction was 7,307,049 ADSs representing 29,228,196 TNCL Shares; (iii) that the correct number of ADSs to be issued as Additional Phase II Merger Consideration is 39,317; (iv) that, therefore, the correct aggregate number of ADSs to be issued to LMC International as the Base Phase II Merger Consideration and the Additional Phase II Merger Consideration is 3,673,183 ADSs representing 14,692,732 TNCL Shares; and (v) that the Transactions contemplated by the Merger Agreement shall be deemed to have been consummated with the correct number of ADSs (and TNCL Shares) having been issued to LMC International as of the Effective Time.

        Each of the Merger Parties hereby authorizes Citibank N.A., Citicorp Nominees and each of their nominees (collectively, "Citibank") to, and Citibank hereby agrees that it shall, as promptly as practicable after the receipt by TNCL and Citibank of (a) a sealed copy of a final order, substantially in the form attached as Schedule 1 to this Letter, from the Federal Court of Australia or other court of competent jurisdiction correcting the TNCL Share Register in relation to the error and (b) the ADR (certification no. P4069) from LMC International registered in the name of LMC International evidencing 7,307,049 ADSs representing 29,228,196 TNCL Shares (such ADR, the "Existing LMC International ADR"), take such actions as may be necessary (i) to cancel the Existing LMC International ADR and the ADSs evidenced thereby, (ii) to release to TNCL in Australia 14,535,464 TNCL Sharers, (iii) to issue in replacement of the Existing LMC International ADR a new ADR, dated December 3, 2001, evidencing 3,673,183 ADSs having the same terms and conditions as the Existing LMC International ADR under the Letter Agreement and (iv) to take such other actions as may be required to adjust Citibank's depositary records to reflect the adjustments contemplated herein.

        Further, each of the NPAL, LMC, LMC International and Citibank agrees to do all things reasonably necessary, at TNCL's request and expense, to assist TNCL in applying for and obtaining the court order referred to in the previous paragraph.

        TNCL confirms that (i) the indemnification in favor of Citibank under
Section 5.08 of the Deposit Agreement shall apply to any actions taken pursuant to the terms hereof and (ii) the fees and expenses of Citibank (including reasonable legal fees and expenses) will be reimbursed by TCL.



                  (Remainder of page intentionally left blank]

        If the foregoing reflects your understanding of the matters set forth herein, please countersign this letter where indicated.

Very truly yours,

The News Corporation Limited


By:     /s/ Lawrence Jacobs
    ----------------------------------
    Name:  Lawrence Jacobs
    Title: Authorized Signatory

ACCEPTED AND AGREED:


News Publishing Australia Limited


By:    /s/ Lawrence Jacobs
    ----------------------------------
    Name:  Lawrence Jacobs
    Title: Executive Vice President


Liberty Media Corporation



By:
    ----------------------------------
    Name:
    Title.


LMC International, Inc.


By:
    ----------------------------------
    Name:
    Title

        If the foregoing reflects your understanding of the matters set forth herein, please countersign this letter where indicated.


Very truly yours,

The News Corporation Limited


By:
    ----------------------------------
    Name:  Lawrence Jacobs
    Title: Authorized Signatory


ACCEPTED AND AGREED:


News Publishing Australia Limited


By:
    ----------------------------------
    Name:  Lawrence Jacobs
    Title: Executive Vice President



Liberty Media Corporation


By:     /s/ Elizabeth M. Markowski
    ----------------------------------
    Name:  Elizabeth M. Markowski
    Title: Senior Vice President



LMC International, Inc.

By:     /s/ Elizabeth M. Markowski
    ----------------------------------
    Name:  Elizabeth M. Markowski
    Title: Senior Vice President

Citibank, N.A.


By:     /s/ Richard Etienne
    ----------------------------------
    Name:  Richard Etienne
    Title: Vice President



Citicorp Nominees Pty Limited


By:
    ----------------------------------
    Name:
    Title:

Citibank, N.A.


By:
    ----------------------------------
    Name:  Richard Etienne
    Title: Vice President


Citicorp Nominees Pty Limited


 By:    /s/ Rocco Di Maggio
    ----------------------------------
    Name:  Rocco Di Maggio
    Title: Manager - Custody
           Citibank, Melbourne

                                   Schedule 1

                              Form of Final Order


        The Court order that:
1.      Service of the Application be dispensed with.

2. The register of members of the Applicant be corrected by deleting the allotment on 4 December 2001 of 29,228,196 preferred limited voting ordinary shares in the capital of the Applicant to Citicorp Nominees Pty Limited and recording instead the allotment an that date of 14,692,732 preferred limited voting ordinary shares in the capital of the Applicant to Citicorp Nominees Pty Limited.

3.      No order as to costs

                            (c)(4) Letter Agreement,
                         dated as of December 3, 2001,
       between the Company, the Depositary and Liberty Media Corporation

                                                        Execution Copy

                                 CITIBANK, N.A.
                                 III WALL STREET
                            NEW YORK, NEW YORK 10043


                                                        As of December 3, 2001


The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention: Corporate Secretary



             Re. News Corporation - Liberty Media - Phase II Merger
                 --------------------------------------------------

Ladies and Gentlemen:

        Reference is made to the Amended and Restated Deposit Agreement, dated as of December 3, 1996 (the "Deposit Agreement"), by and among The News
                             -----------------
Corporation Limited (the Company") Citibank, N.A., as Depositary ("Citibank"),
                         -------                                   --------
and all Holders from time to time of American Depositary Receipts ("ADRs")
                                                                    ----
evidencing American Depositary Shares ("ADSs") issued thereunder, each ADS
                                        ----
representing four Preferred Limited Voting Ordinary Shares (the "Shares") of the
                                                                 ------
Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

        Pursuant to Section 2.01 of the Deposit Agreement and in connection with the delivery by the Company of ADSs that are "Restricted Securities" as defined in Section 1.13 of the Deposit Agreement (such ADSs, the "Restricted ADSs") to a
                                                          ---------------
subsidiary of Liberty Media Corporation ("LMC"), the Company hereby authorizes, directs and agrees to the following:

        1. Upon receipt of confirmation of the deposit of 14,692,732 Shares by the Company and delivery to Citibank by the Company of a notice releasing such Shares from escrow, Citibank shall issue one or more ADR(s) in the aggregate representing 3,673,183 Restricted ADSs to LMC International. Inc., an indirect wholly owned subsidiary of LMC, in accordance with Section 3.1(a) of the Agreement and Plan of Merger, dated as of December 3, 2001, by and among LMC, Liberty Newco International, Inc., the Company and News Publishing Australia Limited, which ADR(s) shall be restricted in the manner outlined in is letter agreement and which ADR(s) shall bear the legend set forth on the form of ADR certificate annexed hereto as Exhibit A.
                              ---------

        2. For as long as the Restricted ADSs constitute "Restricted Securities" as defined in the Deposit Agreement or are otherwise subject to restrictions on transfer set forth in Section 8(c) of the Registration Rights and Lock-Up Agreement, dated as of July 15, 1999 between the Company and LMC, a copy of which is attached as Exhibit B hereto, as amended by the First Amendment to
                     ---------
Registration Rights and Lock-Up Agreement, dated as of December 3, 2001, a copy of which is attached as Exhibit C hereto (as so amended, the "Registration Rights Agreement"), the Restricted ADSs shall:

                        a. be separately identified on the books of Citibank and shall not be fungible or commingled with the ADSs issued under the terms of the Deposit Agreement that are not Restricted ADSs;

                        b. be represented by the Shares deposited pursuant hereto to be maintained by the Custodian in an account or subaccount separate and distinct from other Deposited Securities held tinder the Deposit Agreement that are not restricted;

                        c.   be issued only in the form of physical,
                             certificated ADRs in the form annexed hereto as Exhibit A;
                             ---------

                        d. not be eligible for any book-entry settlement system, including without limitation, with The Depository Trust Company;

                        e. not be eligible for pre-release transactions described in Section 5.11 of the Deposit Agreement nor be included for purposes of the calculation referred to in the penultimate sentence of the first paragraph of said section; and

                        f. not be eligible for transfer on the books of Citibank or cancellation unless Citibank has received in addition to the documentation otherwise contemplated by the Deposit Agreement an opinion of counsel (with such supporting certificates, acknowledgements or other documentation as such counsel deems appropriate) in form and substance reasonably satisfactory to Citibank setting forth, inter alia, the circumstances under which the Restricted ADSs are no longer restricted or are transferable by the holder thereof under applicable securities laws and/or the transfer restrictions set forth in Section 8(c) of the Registration Rights Agreement. Notwithstanding the foregoing, any Holder (as defined in the Registration Rights Agreement) may transfer all or a portion of its Restricted ADSs to an Affiliate (as defined in the Registration Rights Agreement) of such Holder without Citibank having received such an opinion of counsel if the Company delivers to Citibank a certificate reasonably satisfactory to Citibank specifying that the transfer of such Restricted ADSs to such Affiliate complies with the applicable requirements of the Registration Rights Agreement.

        3. Citibank acknowledges and agrees that the Company is relying on the procedures and conditions set forth in the preceding paragraph in connection with the issuance of the Restricted ADSs. The Company may advise Citibank from time to time in writing that it has been advised that some or all of the Restricted ADSs no longer constitute Restricted Securities.
Upon delivery of any such notice and the applicable items identified in 2(f) above, the ADSs identified therein shall cease to be subject to the terms of this letter agreement and Citibank will, for the benefit of LMC or any other holder of the Restricted ADSs take such actions (including the removal of legends on the ADRs representing such Restricted ADSs) as ate necessary to accomplish the foregoing.

        4. The Company hereby represents and warrants (in lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that (a) the Shares being deposited by the Company for issuance of the Restricted ADSs are validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Shares, (b) the Company is duly authorized to make such deposit, (c) the Shares being deposited by the Company in support of the issuance of the Restricted ADSs rank pari passu in all respects with all existing Shares on issue at that date (including as to dividends), and (d) the Shares being deposited by the Company are not liable for disenfranchisement or disposal by the Company pursuant to the Constitution of the Company. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance of Restricted ADSs and the issuance and cancellation of ADRs in respect thereof.

        5. Except as expressly provided in this letter agreement and except as required by applicable law, the Restricted ADSs shall be treated as ADSs issued and outstanding under the terms of the Deposit Agreement. The parties acknowledge that this letter agreement supplements the terms of the Deposit Agreement and imposes certain restrictions specified herein with respect to the Restricted ADSs and the ADRs representing the Restricted AM.

        6. The Company agrees to reimburse Citibank for any reasonable fees or expenses incurred in connection with the establishment and implementation of any procedures for the deposit of Shares or the issuance of Restricted ADSs as contemplated by this letter agreement.

        7. Each of the Company and Citibank acknowledges and agrees that the indemnification under Section 5.08 of the Deposit Agreement shall apply to the issuance of Restricted ADSs hereunder and any other acts performed or omitted by Citibank as contemplated by this letter agreement.

        This letter agreement shall be interpreted and all rights hereunder shall be governed by the laws of the State of New York without regard to its principles of conflicts of law.

        Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,


CITIBANK, N.A.,
as Depositary


By:      /s/ Richard Etienne
    -----------------------------------
    Name:  Richard Etienne
    Title: Vice President
    Date:  12/3/01

Acknowledged and Agreed:


THE NEWS CORPORATION LIMITED

By:
    -----------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:


LIBERTY MEDIA CORPORATION

By:
    -----------------------------------
    Name:
    Title:
    Date:



Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - First Amendment to Registration Rights and Lock-Up Agreement Exhibit C - Registration Rights and Lock-Up Agreement

        Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,


CITIBANK, N.A.,
as Depositary

By:
    -----------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:


THE NEWS CORPORATION LIMITED

By:      /s/ Lawrence A. Jacobs
    -----------------------------------
    Name:  Lawrence A. Jacobs
    Title: Authorizing Signatory
    Date:  12/3/01

Acknowledged and Agreed:


LIBERTY MEDIA CORPORATION

By:
    -----------------------------------
    Name:
    Title:
    Date:


Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - First Amendment to Registration Rights and Lock-Up Agreement Exhibit C - Registration Rights and Lock-Up Agreement

        Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,


CITIBANK, N.A.,
as Depositary

By:
    -----------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:


THE NEWS CORPORATION LIMITED

By:
    -----------------------------------
    Name:
    Title:
    Date:

Acknowledged and Agreed:


LIBERTY MEDIA CORPORATION

By:      /s/ Gary S. Howard
    -----------------------------------
    Name:  Gary S. Howard
    Title: Executive Vice President
    Date:  12/3/01


Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - First Amendment to Registration Rights and Lock-Up Agreement Exhibit C - Registration Rights and Lock-Up Agreement

                                   Exhibit A
                                  Form of ADR
                               [including Legend]

        THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, OFFERED OR HYPOTHECATED IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES UNDER THE ACT OR (ii) AN OPINION OF COUNSEL WHICH OPINION IS REASONABLY SATISFACTORY TO THE NEWS CORPORATION LIMITED (THE "COMPANY") THAT SUCH REGISTRATION IS NOT REQUIRED.

         THE SALE, ASSIGNMENT OR OTHER DISPOSITION (EACH A "TRANSFER") OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED PURSUANT TO A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, AS AMENDED, BETWEEN THE COMPANY AND LIBERTY MEDIA CORPORATION, A COPY OF WHICH IS ON FILE AT THE COMPANY'S PRINCIPAL OFFICES. SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF SUCH REGISTRATION RIGHTS AND LOCK-UP AGREEMENT.

                                   Exhibit B
          First Amendment to Registration Rights and Lock-Up Agreement

                                                                 EXECUTION COPY


                               FIRST AMENDMENT TO
                               ------------------
                   REGISTRATION RIGHTS AND LOCK-UP AGREEMENT
                   -----------------------------------------


        THIS FIRST AMENDMENT TO REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (the "Amendment") is entered into this 3rd day of December, 2001, between The News Corporation Limited, a South Australia corporation (ACN 007 190 330) (the "Company"), Fox Entertainment Group, Inc., a Delaware corporation, and Liberty Media Corporation, a Delaware corporation ("Purchaser" and, together with its successors and assigns, the "Holders"), to amend the Registration Rights and Lock-Up Agreement between the Company and Purchaser entered into as of July 15, 1999 (as amended hereby, the "Agreement"). Capitalized terms not herein defined shall have the meanings set forth in the Agreement.

                                    RECITALS
                                    --------

        A. Concurrently with the execution of this Amendment, the parties are executing the Phase II Merger Agreement (as defined in the Parents' Agreement dated as of July 15, 1999, by and between the Company and Purchaser).

        B. The parties desire to amend the Agreement to provide that the definition therein of Phase II Shares includes all of the Additional Phase II Merger Consideration (as defined in the Phase II Merger Agreement).

        C. Section 8(b) of the Agreement provides that the Agreement may be amended only if the Company obtains the written consent to such amendment of the Holders of a majority of the Registrable Securities then outstanding. As of the date of this Amendment, Purchaser is the Holder of more than a majority of the Registrable Securities outstanding.

                                   AGREEMENT
                                   ---------

        NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

        1.  Amendment to Section 1 of Agreement.  The second sentence of Section
            -----------------------------------
1 of the Agreement is hereby deleted in its entirety and is replaced with the following:

        In addition, the Company and Purchaser have entered into a Parents' Agreement dated as of the date hereof (the "Parents Agreement"), pursuant to which the Company may issue to Purchaser, and Purchaser may acquire (i) 3,633,866 additional ADSs (the "Base Phase II Shares") and
        (ii) an additional number of ADSs representing the aggregate number of

        Preferred Limited Voting Ordinary Shares of the Company which could have been purchased by reinvesting in ADSs each cash dividend declared on such number of Base Phase II Shares between July 15, 1999 and the Phase II Closing Date (as defined in the Parents Agreement), in each case based on the Current Market Value (as defined in the Parents Agreement) of the ADSs as of the ex-dividend date of such dividend (collectively with the Base Phase II Shares, the "Phase II Shares").

        2.  Effect on Agreement. Except as specifically amended by this
            -------------------
Amendment, the Agreement shall remain in full force and effect. This Amendment shall be construed as one with the Agreement, and the Agreement shall, where the context requires, be read and construed throughout so as to incorporate this Amendment.

        3.  Counterparts. This Amendment may be executed in counterparts, and by
            ------------
different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument, and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart.


                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties have executed this First Amendment to Registration Rights and Lock-Up Agreement as of the date first written above.


COMPANY:                                    THE NEWS CORPORATION LIMITED


                                            By:    /s/ Lawrence A. Jacobs
                                                 -------------------------------
                                                 Name:  Lawrence A. Jacobs
                                                 Title: Authorized Signatory


PURCHASER:                                  LIBERTY MEDIA CORPORATION



                                            By:
                                                 -------------------------------
                                                 Name:
                                                 Title:


                                            FOX ENTERTAINMENT GROUP, INC.



                                            By:      /s/ Lawrence A. Jacobs
                                                 -------------------------------
                                                 Name:  Lawrence A. Jacobs
                                                 Title: Secretary

        IN WITNESS WHEREOF, the parties have executed this First Amendment to Registration Rights and Lock-Up Agreement as of the date first written above.


COMPANY:                                    THE NEWS CORPORATION LIMITED



                                            By:
                                                 -------------------------------
                                                 Name:
                                                 Title:


PURCHASER:                                  LIBERTY MEDIA CORPORATION



                                            By:      /s/ Elizabeth M. Markowski
                                                 -------------------------------
                                                 Name:  Elizabeth M. Markowski
                                                 Title: Senior Vice President


                                            FOX ENTERTAINMENT GROUP, INC.



                                            By:
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                   Exhibit C
                   Registration Rights and Lock-Up Agreement

                    REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

        This REGISTRATION RIGHTS AGREEMENT, dated as of July 15, 1999 between The News Corporation Limited, a South Australia corporation (ACN 007 190 330) (the "Company") and Liberty Media Corporation, a Delaware corporation ("Purchaser" and, together with its successors and assigns, the "Holders").

        1.      Background.  The Company has issued and sold on the date
                ----------
hereof to subsidiaries of Purchaser 79,875,886 ADSs (the "Shares"), consisting of 56,835,343 Shares issued to Purchaser pursuant to the Merger Agreement (as defined below) and 23,040,543 Shares issued to Purchaser pursuant to the Subscription Agreement (as defined below). In addition, the Company and Purchaser have entered into a Parents Agreement dated as of the date hereof, pursuant to which the Company may issue to Purchaser, and Purchaser may acquire, 3,633,866 additional ADSs (the "Phase II Shares") in the future. As a condition to such transactions, the Company and Purchaser have executed and delivered this Agreement.

        2.      Definitions.  As used in this Agreement, the following
                -----------
capitalized terms shall have the following meanings:

        "270-Day Securities" means an aggregate of 28,093,293 of the Shares consisting of 5,052,750 Shares issued pursuant to the Merger Agreement and 23,040,543 Shares issued pursuant to the Subscription Agreement.

        "ADSs" - American Depositary Shares, each representing four Preferred Limited Shares.

        "Affiliate" - with respect to any Person, any entity which Controls, is Controlled by or is under common Control with such Person.

        "Applicable Lock-Up Period" - as defined in Section 8(c).

        "Control" - the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether by ownership of voting securities, by contract or otherwise.

        "Derivative Security" - as defined in the definition of Registrable Securities.

        "Exchange Act" - the Securities Exchange Act of 1934 as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Merger Agreement" means that certain Agreement and Plan of Merger by and among Purchaser and certain of its subsidiaries, on the one hand, and the Company and News Publishing Australia Limited, on the other hand, dated as of July 15, 1999.

        "Person" - Any individual, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization or other entity or government or any department or agency thereof.

        "Preferred Limited Shares" - The Company's preferred limited voting ordinary shares.

        "Registrable Securities" - All of (i) the Shares and the Phase A Shares
(ii) any shares of capital stock which may be issued or distributed in respect of the Shares or the Phase U Shares by way of conversion, exchange, stock dividend, eligible bonus issue, or stock split or other distribution, recapitalization or reclassification and (iii) any Registrable Securities described in clause (i) or clause (ii) above that underlie (A) any securities issued by a Holder, the value of which relates to or is based upon the Registrable Securities described in clause (i) or clause (ii) above or which are exchangeable for or convertible into such Registrable Securities ("Derivative Securities"), or (B) any equity swap transaction or mandatory or non-mandatory exchangeable note transaction entered into by a Holder, in each case to the extent any such Registrable Securities require registration by the Company (Registrable Securities described in this clause (iii) being sometimes referred to in this Agreement as "Underlying Registrable Securities"); provided that any Shares or Phase L[ Shares (or other shares of capital stock) registered pursuant to this Agreement shall be registered in the form of ADSs (or other American Depository Shares) representing such shares, so long as American Depository Receipts representing such ADSs (or other American Depository Shares) are publicly traded in the United States at the relevant time. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (iv) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (v) they shall have been distributed to the public pursuant to Rule 144 or 144A (or any successor provisions) under the Securities Act, (vi) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition shall not require their registration or qualification of them under the Securities Act or (vii) they shall have ceased to be outstanding.

        "Registration Expenses" - Any and all reasonable expenses incident to performance of or compliance with this Agreement, including, without limitation,
(i) all SEC and stock exchange or National Association of Securities Dealers, Inc. registration and filing fees, (ii) all fees and expenses of complying with securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses,
(iv) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange pursuant to clause (viii) of
Section 5(a), (v) the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or "cold comfort" letters required by or incident to such performance and compliance, and (vi) all fees and expenses, if any, incurred in connection with retaining a depository for the ADSs; provided that the expenses described in the provisos to Sections 3(b) and 4(b) shall not be deemed to be "Registration Expenses."

        "Securities Act" - The Securities Act of 1933, as amended, and the rules and regulations of the SEC-promulgated thereunder.

        "SEC" - The Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

        "Subscription Agreement" means that certain Subscription Agreement, dated as of July 15, 1999, between the Company and Purchaser.

        3.      Piggyback Registrations.

        (a)     Right to Include Registrable Securities.  If the Company at
                ---------------------------------------
any time, from and after the expiration of any Applicable Lock-Up Period (as hereinafter defined), proposes to register its Preferred Limited Shares under the Securities Act (other than a registration on Form F-4 or S-8, or any successor or other forms promulgated for similar purposes), whether or not for sale for its own account, pursuant to a registration. statement on which it is permissible to register Registrable Securities for sale to the public under the Securities Act, it will each such time give prompt written notice to all Holders of Registrable Securities of its intention to do so, referring to such Holders' rights under this Section 3. Upon the written request of any such Holder made within 15 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder which shall consist solely of Registrable Securities that are not subject to any Applicable Lock-Up Period), the Company will use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holders thereof. If a registration requested pursuant to this Section 3(a) involves an underwritten public offering, any Holder of Registrable Securities requesting to be included in such registration may elect, in writing prior to the effective date of the registration statement fled in connection with such registration, not to register such securities in connection with such registration.

        (b)     Expenses.  Fox Entertainment Group, Inc. ("Fox Entertainment")
                --------
will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 3; provided that each Holder will pay all underwriting discounts and commissions and transfer taxes relating to the sale or other disposition of such Holder's Registrable Securities pursuant to such registration and the fees and expenses of its counsel.

        (c)     Priority in Piggyback Registrations.  If a registration
                -----------------------------------
pursuant to this Section 3 involves an underwritten offering and the managing underwriter advises the Company in writing that, in its opinion, the amount of securities requested to be included in such registration by all selling security holders exceeds the amount which can be sold in such offering, so as to be likely to have an adverse effect on such offering as contemplated by the Company (including the price at which the Company proposes to sell such securities), then the Company will include in such registration (A) if such registration relates to a primary offering initiated by the Company, (i) first, the securities proposed to be sold by the Company, (ii) second, to the extent the number of securities proposed to be included in such registration by the Company is less than the number of securities which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect referred to above, the securities requested to be included in such registration by the Holders and other Persons entitled to participate in such registration provided that if the number of such securities, in combination with the number of securities proposed to be included in such registration by the Company, exceeds the number which the Company has been advised can be sold in such offering without having the adverse effect referred to above, the number of such securities included in such registration shall be allocated pro rata among all such Holders and other Persons on the basis of the relative number of securities that each of the Holders and the other Persons has requested to be included in such registration); and (B) if such registration relates to a secondary offering initiated by any Person other than a Holder, (i) first, the securities requested to be included in such registration by such other Person (to the extent that the number of such securities does not exceed the number of securities which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect described above), (ii) second, to the extent the number of securities requested to be included in such registration by such other Person is less than the number of securities which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect referred to above, the securities proposed to be sold by the Company (to the extent that the number of securities does not exceed, in combination with the securities of such other Person to be included in such registration, the number of securities which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect described above), (iii) third, to the extent the sum of the number of securities requested to be included in such registration by such other Person plus the number of securities proposed to be included in such registration by the Company is less than the number of securities which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect referred to above, the Registrable Securities requested to be included in such registration by the Holders (provided that if the number of such Registrable Securities, in combination with the securities of such other Person and the securities of the Company to be included in such registration, exceeds the number which the Company has been advised by the underwriter can be sold in such offering without having the adverse effect referred to above, the number of such Registrable Securities of the Holders included in such registration shall be allocated pro rata among all such Holders on the basis of the relative number of Registrable Securities each such Holder has requested to be included in such registration).

        (d)     Underwritten Public Offering.  If a registration pursuant to
                ----------------------------
this Section 3 involves an underwritten public offering, each Holder who has requested that any of its Registrable Securities be included in such registration must sell such Registrable Securities to the underwriters on the same terms and conditions as apply to the Company or such other Person initiating the registration, with such differences, in the case of any primary registration, including any with respect to indemnification and contribution, as may be customary or appropriate in combined primary and secondary offerings.

        4.      Demand Registrations.

        (a)     Request by Holders.   At any time, from and after the date
                ------------------
hereof, upon the written request of any Holder or Holders requesting that the Company effect the registration under the Securities Act of all or part of such Holder's or Holders Registrable Securities which Registrable Securities represent not less than 10% of the Registrable Securities then outstanding, and specifying the intended method of disposition thereof, the Company will promptly give written notice of such requested registration to all other Holders of Registrable Securities, and thereupon will, as expeditiously as possible, use its best efforts to effect the registration under the Securities Act of:

        (i) the Registrable Securities which the Company has been so requested to register by such Holder Or Holders; and

        (ii) all other Registrable Securities which the Company has been requested to register by any other Holder thereof by written request given to the Company within 15 days after the giving of such written notice by the Company (the original request and all additional requests given within such 15-day period being considered one request for registration), so as to permit the disposition (in accordance with the intended method thereof as aforesaid) of the Registrable Securities so to be registered; provided, however, that the Company may delay filing the registration statement for up to 180 days if its Board of Directors determines that filing the Registration Statement would be materially detrimental to the Company. So long as the Company does not breach any of its obligations in respect of the registration contemplated by this
Section 4 (other than a breach which would not materially adversely affect any Holder's rights hereunder), with respect to all Holders, the Company shall only be required to comply with an aggregate of five requests for registration pursuant to this Section 4. The requests for registration referred to in the preceding sentence may be exercised by the Holders, in the aggregate, no more than twice in a twelve calendar month period. If any Holder withdraws its request far registration following the filing of a registration statement therefor and other than as a result of a material adverse change in the business, financial condition or results of operations of the Company, such withdrawn request shall be deemed to be one of the five requests granted to the Holders pursuant to this Section 4. The Holders shall only exercise registration rights for Registrable Securities which they intend to sell, transfer or otherwise dispose of within 60 days of the effectiveness of the registration statement relating to such Registrable Securities.

        (b)     Expenses.   Fox Entertainment will pay all Registration
                --------
Expenses in connection with the registrations of Registrable Securities pursuant to this Section 4; provided that each Holder will pay all underwriting discounts and commissions and transfer taxes relating to the sale or other disposition of such Holder's Registrable Securities pursuant to such registration and the fees and expenses of its counsel.

        (c)     Effective Registration Statement.  A registration requested
                --------------------------------
pursuant to this Section 4 will not be deemed to have been effected unless a registration statement for the ADSs (the "ADS Registration Statement") being offered thereby has become effective; provided that if, within 60 days after the effective date of the ADS Registration Statement, the offering of Registrable Securities pursuant to such registration is prevented by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court, such registration will be deemed not to have been effected. Notwithstanding the preceding sentence, if any such stop order, injunction or other order or requirement is rescinded, the effective period shall continue upon such rescission and be extended by the number of days by which such stop order, injunction or other order or requirement delayed the filing.

        (d)     Selection of Underwriters.   If a requested registration
                -------------------------
pursuant to this Section 4 involves either a firm or best efforts underwritten public offering, the Holder or Holders of a majority of the Registrable Securities shall have the right to select the underwriter or underwriters of nationally recognized standing to administer the offering, subject to the prior written consent of the Company, which consent shall not be unreasonably withheld, and each Holder participating in such registration must sell such Registrable Securities to the underwriters on the same terms and conditions.

        (e)     Priority in Demand Registrations.   If a requested registration
                --------------------------------
pursuant to this Section 4 involves an underwritten offering and the managing underwriter advises the Company in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company which are not Registrable Securities) exceeds the number which can be sold in such offering, the Company will include in such registration only the Registrable Securities requested to be included in such registration. In the event that the number of Registrable Securities requested to be included in such registration exceeds the number which, in the opinion of such managing underwriter, can be sold in such offering, the number of such Registrable Securities to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of ADSs constituting Registrable Securities then held by each such Holder (provided that such ADSs thereby allocated to any such Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner). If the number of Registrable Securities requested to be included in such registration is less than the number which, in the opinion of the managing underwriter, can be sold in such offering, the Company may include in such registration the securities the Company proposes to sell up to the number of securities that, in the opinion of the underwriter, can be sold in such offering. In the event that the number of Registrable Securities requested to be included in such registration plus the number of securities proposed to be included in such registration by the Company is less than the number which, in the opinion of the managing underwriter, can be sold in such offering, the securities requested to be included in such registration by other Persons whose requests have been approved by the Company may be included in such registration up to the number of securities that, in the opinion of the underwriter, can be sold.

        (f)     Additional Rights.  The Company shall not grant any other Person
                -----------------
rights to register securities of the Company on terms which could restrict in any way the ability of the Company fully to perform its obligations to the Holders pursuant to this Section 4.

        (g)     Other Disposition of Registrable Securities.  In connection with
                -------------------------------------------
any exercise of the rights set forth in this Section 4, if the Company, within 10 business days following the receipt of a written request from the Holders in accordance with the first sentence of Section 4(a), notifies the Holders in writing that the Company has determined in good faith that the registration of the Registrable Securities under the Securities Act pursuant to such request is not necessary to provide the Holders making such request with a liquid market for the sale of such Registrable Securities on the proposed terms of the sale (which notice shall identify the alternative market or markets which would permit such sale), then the Company shall not be required to effect the registration so requested unless the Holders, after due consideration of the Company's good faith determination, disagree on a reasonable basis with such determination and advise the Company to proceed with the requested registration.

        5.      Registration Procedures.  (a)  If and whenever the Company is
                -----------------------
required to use its best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Company will, subject to the provisions of Section 4(a), as expeditiously as possible:

        (i) prepare and file with the SEC within 60 days (or as soon thereafter as possible, if any required financial statements of the Company are not available within such 60 day period) after the end of the period within which requests for registration may be given to the Company, a registration statement covering the Registrable Securities (in the form of ADSs to the extent possible) (a "Registration Statement") and use its best efforts to cause such Registration Statement to become effective;

        (ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period not in excess of 60 days and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement; provided, that before filing a Registration Statement or prospectus, or any amendments or supplements thereto, the Company will furnish to one counsel selected by the Holders of a majority of the Registrable Securities covered by such Registration Statement to represent all Holders of Registrable Securities covered by such Registration Statement, copies of all documents proposed to be filed, which documents will be subject to the review of such counsel;

        (iii) furnish to each seller of such Registrable Securities such number of copies of such Registration Statement and of each amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities by such seller;

        (iv) use its best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this clause (iv), it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

        (v) use its best efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities of the United States of America as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

        (vi) immediately notify each seller of any such Registrable Securities covered by such Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in clause (ii) of this Section 5(a), of the Company's becoming aware that the prospectus included in such Registration

   Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

        (vii) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable (but not more than fifteen months) after the effective date of the Registration Statement, an earnings statement which shall satisfy the provisions of Section 11 (a) of the Securities Act and the rules and regulations promulgated thereunder,

        (viii) use its best efforts to list such Registrable Securities on any securities exchange on which the ADSs are then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange, and provide a transfer agent and registrar for such Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

        (ix) enter into an agreement with a depositary to provide for the custody of the Registrable Securities and issuance of American Depositary Receipts representing such Registrable Securities;

        (x) enter into such customary agreements (including an underwriting agreement in customary form) and take such other actions customarily taken by registrants as sellers of a majority of such Registrable Securities or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

        (xi) obtain a "cold comfort" letter or letters from the Company's independent public accountants in customary form and covering matters of the type customarily covered by "cold comfort" letters as the seller or sellers of a majority of such Registrable Securities shall reasonably request; and

        (xii) subject to the appropriate parties signing confidentiality agreements reasonably acceptable to the Company, make available for inspection by any seller of such Registrable Securities covered by such Registration Statement, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by any such seller or any such underwriter (collectively, "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively the "Records") as shall be reasonably necessary to enable them to exercise "due diligence," and cause all of the, Company's officers, directors and employees to supply all information reasonably requested by any Inspector in connection with such Registration Statement. Sellers of Registrable Securities hereunder agree that Records and other information which the Company determines in good faith to be confidential, and of which determination the Inspectors and sellers are so notified, shall not be disclosed by the Inspectors or sellers unless (i) the disclosure of such Records is necessary to avoid or correct a material misstatement or material omission in the registration statement or is otherwise required by law or legal process, (ii) the release of such Records is required pursuant to a subpoena, court order or regulatory or agency request, or (iii) the information in such Records has been made generally available to the public without violation of any confidentiality obligations hereunder.

        (b) The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such seller and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

        (c) Each Holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in clause (vi) of Section 5(a), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by clause (vi) of
Section 5(a), and, if so directed by the Company, such holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company gives any such notice, the period mentioned in clause (ii) of Section 5(a) shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to clause (vi) of
Section 5(a) to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received the copies of the supplemented or amended prospectus contemplated by clause (vi) of Section 5(a) up to the number of days remaining in such period, such extension to begin on the later of the end of the period or the date on which each Holder of Registrable Securities covered by such Registration Statement shall have received such copies of such supplemented or amended prospectus.

        6.      Indemnification.

        (a)     Indemnification by the Company.  In the event of any
                ------------------------------
registration of any Registrable Securities of the Company under the Securities Act pursuant to Section 3 or 4, the Company will, and it hereby does, indemnify and hold harmless, to the extent permitted by law, the seller of any Registrable Securities covered by such Registration Statement, each Affiliate of such seller and their respective employees, directors and officers and general and limited partners (and the directors, officers, Affiliates and controlling Persons thereof), each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act (collectively, the "Purchaser Indemnitees"), against any and all losses, claims, damages or liabilities, joint or several, and reasonable expenses to which any of such Purchaser Indemnitees may become subject under the Securities Act, common law or otherwise, insofar as such losses, claims, damages or liabilities

(or actions or proceedings in respect thereof, whether commenced or threatened, and whether or not such Purchaser Indemnitee is a party thereto) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such securities were registered under the Securities Act, any preliminary, final or summary prospectus contained therein (except where errors or omissions in such preliminary prospectus are corrected in the final prospectus and the seller fails to deliver such final prospectus) or any amendment or supplement thereto, or (b) any omission or alleged omission to state, therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Purchaser Indemnitee for any legal or any other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided, that the Company shall not be liable to any Purchaser indemnitee in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement or amendment or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information with respect to such seller furnished to the Company by such seller for use in the preparation thereof. The indemnity agreements contained in this Section 6(a) shall not apply to amounts paid in settlement of claims if such settlement is effectuated without the consent of the Company (which consent shall not be unreasonably withheld). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any Purchaser Indemnitee and shall survive the transfer of the Registrable Securities by such seller.

        (b)     Indemnification by Participating Holders.   In the event of the
                ----------------------------------------
registration of any Registrable Securities of the Company under the Securities Act pursuant to Section 3 or 4, each participating Holder will, and it hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision (a) of this Section 6) the Company, each of its Affiliates, employees, directors and officers and each Person, if any, who controls the Company within the meaning of the Securities Act (collectively "Company Indemnitees"), with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder for use in the preparation of such Registration Statement, preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing; provided, however, that the indemnity agreement contained in this paragraph 6(b) shall. not apply to amounts paid in settlement of any loss, claim, damage, liability or action arising pursuant to a registration under
Section 3 or 4 if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any Holder, or any of its Affiliates, directors, officers or controlling Persons, and shall survive the transfer of such Registrable Securities by such Holder.

        (c)     Notices of Claims, Etc.  Promptly after receipt by any Purchaser
                ----------------------
Indemnitee or Company Indemnitee (each, an "Indemnified Party") of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 6, such

Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, that the failure of the Indemnified Party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the provisions of this Section 6, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, unless in such Indemnified Party's reasonable judgment a conflict of interest between such Indemnified Parties and indemnifying parties may exist in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

        (d)     Other Indemnification.  Indemnification similar to that
                ---------------------
specified in the provisions of this Section 6 (with appropriate modifications) shall be given by the Company and each Holder of Registrable Securities with respect to any required registration or other qualification of Registrable Securities under any federal or state law or regulation or governmental authority other than the Securities Act

        (e)     Contribution.  To the extent any indemnification by an
                ------------
indemnifying party provided for in Section 6(a), 6(b) or 6(d) is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution permitted by law with respect to any amounts for which it would otherwise be liable under this Section 6; provided that (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in this Section 6, and (ii) no Holder of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Holder of Registrable Securities who was not guilty of such fraudulent misrepresentation.

        (f)     Non-Exclusivity.  The obligations of the parties under this
                ---------------
Section 6 shall be in addition to any liability which any party may otherwise have to any other party.

        7.      Rule 144.   The Company covenants that it will file the reports
                --------
required to be filed by it under the Securities Act and the Exchange Act and that it will take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

        8.      Miscellaneous.
                -------------

        (a)     Holdback Agreement.   If any registration under this Agreement
                ------------------
shall be in connection with an underwritten public offering, each Holder of Registrable Securities agrees not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any equity securities of the Company, or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering), within 7 days before or 60 days (or such lesser period as the managing underwriters may permit) after the effective date of such registration (other than (i) as part of such underwritten offering, (ii) any such sale or distribution in connection with any merger or consolidation by the Company or any subsidiary of the Company or the acquisition by the Company or any subsidiary of the Company of capital stock or assets of any other Person, (iii) pursuant to any then-effective "shelf" registration under Rule 415 (or any successor provision) under the Securities Act, or (iv) in connection with an employee stock option or other benefit plan, including any dividend reinvestment plan), and the Company hereby also so agrees.

        (b)     Amendments and Waivers.  This Agreement may be amended and
                ----------------------
the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Holders of a majority of the Registrable Securities then outstanding. Each Holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 8(b), whether or not such Registrable Securities shall have been marked to indicate such consent requirement.

        (c)     Restrictions on Transfer.    The Registrable Securities have
                ------------------------
not been registered under the Securities Act, and none of the Registrable Securities may be sold, assigned, transferred, pledged, encumbered or otherwise disposed of (collectively, "transferred") unless such Registrable Securities have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel reasonably acceptable to the Company, inform and substance reasonably satisfactory to the Company, exemption from such registration is available. In addition, the Shares (other than the 270-Day Securities) may not be transferred for a period of two years following the date of this Agreement, the 270-Day Securities may not be transferred for a period of 270 days following the date of this Agreement and the Phase II Shares, if issued before the second anniversary of the date of this Agreement, may not be transferred before that anniversary (in each case, the "Applicable Lock-Up Period"), other than by (i) transferring any or all of the Registrable Securities to an Affiliate of the Holder, provided that such Affiliate agrees in writing to be subject to the remainder of the Applicable Lock-Up Period, (ii) pledging or granting a security interest in any or all of the Registrable Securities, provided that the pledgee or other holder of a security interest agrees in writing to be subject to the remainder of the Applicable Lock-Up Period or (iii) issuing or acquiring any Derivative Security or entering into any equity swap transaction or mandatory or nonmandatory exchangeable note transaction, provided that none of the Underlying Registrable Securities may be transferred prior to the expiration of the Applicable Lock-Up Period. Notwithstanding the foregoing, if a Holder pledges Pr otherwise grants a security interest in the Registrable Securities and subsequently defaults on the secured obligation as a consequence of the Holder's insolvency or bankruptcy, the pledgee or other holder of a security interest will be entitled to dispose of the Registrable Securities prior to the end of the Applicable Lock-Up Period, provided, however, if such pledge or other holder of a security interest desires to dispose of the Registrable Securities prior to the end of the Applicable Lock-Up Period, then such pledgee or other holder (a "Transferor") shall first offer to sell all such Registrable Securities to the Company by delivering to the Company a written notice setting forth the number of Registrable Securities to be disposed of (the "Offered Securities"), the identity of the proposed transferee and the nature of the Transferor's relationship with the proposed transferee (a "Transfer Notice"). The Company, at its sole option, may elect, by providing notice ("Election Notice") to the Transferor within 30 days of the effective date of the Transfer Notice, to purchase from the Transferor (and to require the Transferor to sell to the Company) all or any portion of the Offered Securities for cash at a purchase price equal to the fair market value (as defined below) of such Offered Securities, subject to the Company's receipt or, to the extent permitted by applicable law, waiver of all necessary shareholder, Australian Stock Exchange, and other governmental approvals (collectively, the "Required Consents"). For purposes of this Section 8(c), the "fair market value" of any Registrable Securities shall be equal to the average of the daily closing prices of the ADSs for the 20 consecutive trading days immediately preceding the effective date of the Company's Election Notice- The closing price for each day shall be the last reported sales price regular way or, if no such reported sale takes place on such day, the closing bid price regular way, in either case as reported on the New York Stock Exchange or other U.S. national securities exchange. The closing of any purchase and sale pursuant to the Company's right of first refusal under this Section 8(c) shall occur within five business days following the Company's receipt or waiver of all Required Consents. The Company shall use its reasonable best efforts to obtain or waive all Required Consents as promptly as practicable following the effective date of its Election Notice. If the Company is unable to obtain or waive all Required Consents within 180 days following the effective date of its Election Notice, the Transferor shall be entitled to dispose of the Offered Securities without restriction. The Holder agrees that the Registrable Securities may be legended to reflect the restrictions contained in this Section 8(c) and that corresponding instructions may be given to the transfer agent (or any depositary) for the Registrable Securities.

        (d)     Successors, Assigns and Transferees.   This Agreement shall
                -----------------------------------
be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the parties hereto other than the Company shall also be for the benefit of and enforceable by any subsequent Holder of any Registrable Securities, subject to the provisions contained herein.

        (e)     Notices.   All notices and other communications provided far
                -------
hereunder shall be in writing and shall be sent by telecopier, courier or hand delivery:

   (i)  if to the Company, to:

        The News Corporation Limited
        1211 Avenue of the Americas
        New York, New York 10036
        Attention:   Arthur M. Siskind, Esq.

                                    Senior Executive Vice President
                                    and Group General Counsel
                                    Telecopy No.:  (212) 852-7136


                with a copy to.

                Squadron, Ellenoff, Plesent & Sheinfeld, L LP

                551 Fifth Avenue
                New York, New York 10176
                Attention:        Joel I. Papernik, Esq.

                Telecopy No.: (212) 697-6686


        (ii)    if to Purchaser, to:

                Liberty Media Corporation
                9197 S. Peoria Street
                Englewood, Colorado 80112
                Attention:  Charles Y. Tanabe, Esq.

                Telecopy: (720) 875-5382

                with a copy to:

                Sherman & Howard L.L.C.
                633 Seventeenth Street
                Suite 3000
                Denver, Colorado 80202
                Attention:  Amy Hirter, Esq.
                Telecopy: (303) 298-0940

        (iii) if to any other Holder of Registrable Securities, to the address of such other Holder as shown in the books and records of the Company, or to such other address as any of the above shall have designated in writing to all of the other parties listed above.

All such notices and communications shall be deemed to have been given or made
(1) when delivered (or when delivery is refused) by courier, certified mail or by hand, or (2) when telecopied, with oral confirmation of receipt.

        (f)     Descriptive Headings.  The headings in this  Agreement are for
                --------------------
convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

        (g)     Severability.   In the event that any one or more of the
                ------------
provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

        (h)     Counterparts.   This Agreement may be executed in two or
                ------------
more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

        (i)     Governing Law. This Agreement will be governed by the internal
                -------------
laws of the State of New York, without regard to conflicts of laws rules. TNCL hereby appoints News America Incorporated, 1211 Avenue of the Americas, New York, New York 10036, Attention: Arthur M. Siskind, as its authorized agent (the "Authorized Agent") upon which process may be served in any such action arising out of or based upon this Agreement or the transactions contemplated hereby that may be instituted in any court by any party hereto and expressly consents to the jurisdiction of any such court, but only in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. TNCL represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and TNCL agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. If the Authorized Agent shall cease to act as TNCL's agent for service of process, TNCL shall appoint without delay another such agent and notify LMC of such appointment. With respect to any such action in the courts, service of process upon the Authorized Agent and written notice of such service to TNCL shall be deemed, in every respect, effective service of process upon TNCL. Any action to enforce any provision of this Agreement may be brought only in a United States Federal court or a court of any state of the United States having jurisdiction in such matter. Each party (a) hereby submits to the general jurisdiction of such courts and agrees to accept service of process at its address for notices pursuant to this Agreement in any such action or proceeding and (b) irrevocably waives any objection it may have to the laying of venue of such action or proceeding brought in any such court and any claim that such action or proceeding brought in any such court has been brought in an inconvenient forum.

        (j)     Specific Performance.   The parties hereto acknowledge and
                --------------------
agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in the United States or any state thereof, in addition to any other remedy to which they may be entitled at law or equity.

        IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and caused this Agreement to be executed on its behalf as of the date first written above.



COMPANY:                               THE NEWS CORPORATION LIMITED



                                       By:     /s/ Lawrence A. Jacobs
                                           -------------------------------------
                                           Name:  Lawrence A. Jacobs
                                           Title:   Attorney-in-Fact






PURCHASER:                             LIBERTY MEDIA CORPORATION



                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

        IN WITNESS WHEREOF, each of the undersigned has executed this Agreement and caused this Agreement to be executed on its behalf as of the date first written above.



COMPANY:                               THE NEWS CORPORATION LIMITED



                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:






PURCHASER:                             LIBERTY MEDIA CORPORATION



                                       By:    /s/ Gary S. Howard
                                           -------------------------------------
                                           Name: Gary S. Howard

        The undersigned hereby agrees to perform its obligations described in
Section 3(b) and 4(b) hereof.



                                       FOX ENTERTAINMENT GROUP, INC.



                                       By:    /s/ Jay Itzkowitz
                                           -------------------------------------
                                           Name:  Jay Itzkowitz
                                           Title: Senior Vice President

                            (c)(5) Letter Agreemen,
                         dated as of December 3, 2001,
       between the Company, the Depositary and Liberty Media Corporation

                                                         Execution Copy


                                CITIBANK, N.A.,
                                111 WALL STREET
                            NEW YORK, NEW YORK 10043



                                                         As of December 3, 2001


The News Corporation Limited
2 Holt Street
Sydney NSW
Australia 2001
Attention: Corporate Secretary

          Re: News Corporation - Liberty Media - Gemstar Backup Merger
              --------------------------------------------------------

Ladies and Gentlemen

                 Reference is made to the Amended and Restated Deposit Agreement, dated as of December 3, 1996 (the "Deposit Agreement"), by and among
                                              -----------------
The News Corporation Limited (the "Company"), Citibank, N.A., as Depositary
                                   -------
("Citibank"), and all Holders from time to time of American Depositary Receipts
  --------
("ADRs") evidencing American Depositary Shares ("ADSs") issued thereunder, each
  ----                                           ----
ADS representing four Preferred Limited Voting Ordinary Shares (the "Shares") of
                                                                     ------
the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement,

                 Pursuant to Section 2.01 of the Deposit Agreement and in connection with the delivery by the Company of ADSs that are "Restricted Securities" as defined in Section 1.13 of the Deposit Agreement (such ADSs, the "Restricted ADSs") to Liberty NC XE, Inc., a subsidiary of Liberty Media
 ---------------
Corporation ("LMC"), the Company hereby authorizes, directs and agrees to the
              ---
following:

                 1. Upon receipt of confirmation of the deposit of 115,175,920 Shares by the Company and delivery to Citibank by the Company of a notice releasing such Shares from escrow, Citibank shall issue one or more ADR(s) in the aggregate representing 28,793,980 Restricted ADSs to Liberty NC XE, Inc., a "Controlled Affiliate Acquirer" of LMC in accordance with Section 3.1 (a) of the Agreement and Plan of Merger, dated as of November 27, 2001, by and among LMC, Liberty TVGIA, Inc., the Company and News Publishing Australia Limited), which ADR(s) shall be restricted in the manner outlined in this letter agreement and which ADR(s) shall bear the legend set forth on the form of ADR certificate annexed hereto as Exhibit A.

                 2. For as long as the Restricted ADSs constitute "Restricted Securities" as defined in the Deposit Agreement or are otherwise subject to restrictions on transfer set forth in Section 8(d) of the Amended and Restated TNCL Registration Rights and Lock-Up Agreement, dated as of December 3, 2001 between the Company and LMC (the "Registration Rights Agreement"), a copy of which is attached as Exhibit B hereto, the Restricted ADSs shall:

                    a. be separately identified on the books of Citibank and shall not be fungible or commingled with the ADSs issued under the terms of the Deposit Agreement that are not Restricted ADSs;

                    b. be represented by the Shares deposited pursuant hereto to be maintained by the Custodian in an account or subaccount separate and distinct from other Deposited Securities held under the Deposit Agreement that are not restricted;

                    c. be issued only in the form of physical, certificated ADRs in the form annexed hereto as Exhibit A;
                                                            ---------

                    d. not be eligible for any book-entry settlement system, including without limitation, with The Depository Trust Company;

                    e. not be eligible for pre-release transactions described in Section 5.11 of the Deposit Agreement nor be included for purposes of the calculation referred to in the penultimate sentence of the first paragraph of said section; and

                    f not be eligible for transfer on the books of Citibank or cancellation unless Citibank has received in addition to the documentation otherwise contemplated by the Deposit Agreement an opinion of counsel (with such supporting certificates, acknowledgements or other documentation as such counsel deems appropriate) in form and substance reasonably satisfactory to Citibank setting forth, inter alia, the circumstances under which the Restricted ADSs are no longer restricted or are transferable by the holder thereof under applicable securities laws and/or the transfer restrictions set forth in Section 8(d) of the Registration Rights Agreement. Notwithstanding the foregoing, any Holder (as defined in the Registration Rights Agreement) may transfer all or a portion of its Restricted ADSs to an Affiliate (as defined in the Registration Rights Agreement) of such Holder without Citibank having received such an opinion of counsel if the Company delivers to Citibank a certificate reasonably satisfactory to Citibank specifying that the transfer of such Restricted ADSs to such Affiliate complies with the applicable requirements of the Registration Rights Agreement.

                 3. Citibank acknowledges and agrees that the Company is relying on the procedures and conditions set forth in the preceding paragraph in connection with the issuance of the Restricted ADSs. The Company may advise Citibank from time to time in writing that it has been advised. that some or all of the Restricted ADSs no longer constitute Restricted Securities_ Upon delivery of any such notice and the applicable items identified in 2(f) above, the ADSs identified therein shall cease to be subject to the terms of this letter agreement and Citibank will, for the benefit of LMC or any other holder of the Restricted ADSs take such actions (including the removal of legends on the ADRs representing such Restricted ADSs) as are necessary to accomplish the foregoing.

                 4. The Company hereby represents and warrants (an lieu of the representations and warranties contained in Section 3.03 of the Deposit Agreement) that (a) the Shares being deposited by the Company for issuance of the Restricted ADSs are validly issued, fully paid and nonassessable, and free of any preemptive rights of the holders of outstanding Shares, (b) the Company is duly authorized to make such deposit, (c) the Shares being deposited by the Company in support of the issuance of the Restricted ADSs rank pari passu in all respects with all existing Shares on issue at that date (including as to dividends), and (d) the Shares being deposited by the Company are not liable for disenfranchisement or disposal by the Company pursuant to the Constitution of the Company. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance of Restricted ADSs and the issuance and cancellation of ADRs in respect thereof.

                 5. Except as expressly provided in this letter agreement and except as required by applicable law, the Restricted ADSs shall be treated as ADSs issued and outstanding under the terms of the Deposit Agreement. The parties acknowledge that this letter agreement supplements the terms of the Deposit Agreement and imposes certain restrictions specified herein with respect to the Restricted ADSs and the ADRs representing the Restricted ADSs.

                 6. The Company agrees to reimburse Citibank for any reasonable fees or expenses incurred in connection with the establishment and implementation of any procedures for the deposit of Shares or the issuance of Restricted ADSs as contemplated by this letter agreement.

                 7. Each of the Company and Citibank acknowledges and agrees that the indemnification under Section 5.08 of the Deposit Agreement shall apply to the issuance of Restricted ADSs hereunder and any other acts performed or omitted by Citibank as contemplated by this letter agreement.

                 8. Each of the Company, LMC and Citibank acknowledges and agrees that any reference in the letter agreement by and among the parties hereto, dated as of May 2, 2001, to the TNCL Registration Rights and Lock-Up Agreement, dated as of May 2, 2001, between the Company and LMC, shall be deemed to refer to the Registration Rights Agreement (as defined above), and such letter agreement is hereby amended to reflect the foregoing.

                 This letter agreement shall be interpreted and all rights hereunder shall be governed by the laws of the State of New York without regard to its principles of conflicts of law.

                 Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


 Sincerely,

 CITIBANK, N.A.,
 as Depositary

By:   /s/ Richard Etienne
   ----------------------------
   Name:  Richard Etienne
   Title: Vice President
   Date:  12/3/01

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
   ----------------------------
   Name:
   Title:
   Date:

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
   ----------------------------
   Name:
   Title:
   Date:



Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - Amended and Restated TNCL Registration Rights and Lock-Up Agreement

                 Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,


CITIBANK, N.A.,
as Depositary

By:
   ----------------------------
   Name:
   Title:
   Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:   /s/ Lawrence A. Jacobs
   ----------------------------
   Name:  Lawrence A. Jacobs
   Title: Author and Signatory
   Date:  December 5, 2001

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
   ----------------------------
    Name: Title:
    Date:


Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - Amended and Restated TNCL Registration Rights and Lock-Up Agreement

                 Please confirm your agreement to the terms outlined above by signing below and returning a copy hereof to the undersigned.


Sincerely,


CITIBANK, N.A.,
as Depositary

By:
   ----------------------------
   Name:
   Title:
   Date:

Acknowledged and Agreed:

THE NEWS CORPORATION LIMITED

By:
   ----------------------------
   Name:
   Title:
   Date:

Acknowledged and Agreed:

LIBERTY MEDIA CORPORATION

By:
   ----------------------------
   Name:  Elizabeth M. Markowski
   Title: Senior Vice President
   Date:


Exhibits
--------
Exhibit A - Form of ADR
Exhibit B - Amended and Restated TNCL Registration Rights and Lock-Up Agreement

                                   Exhibit A
                                  Form of ADR
                               [including Legend]

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF (EACH A "TRANSFER" OR COLLECTIVELY, "TRANSFERRED") UNLESS SUCH SECURITIES HAVE BEEN REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR, IN THE OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE NEWS CORPORATION LIMITED (THE "COMPANY") AND REASONABLY ACCEPTABLE IN FORM AND SUBSTANCE TO THE COMPANY, AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED PURSUANT TO AN AMENDED AND RESTATED REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (THE "REGISTRATION RIGHTS AGREEMENT") BETWEEN THE COMPANY AND LIBERTY MEDIA CORPORATION, A COPY OF WHICH IS ON FILE AT THE COMPANY'S PRINCIPAL OFFICES SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF SUCH REGISTRATION RIGHTS AGREEMENT.

                                   Exhibit B
      Amended and Restated TNCL Registration Rights and Lock-Up Agreement

                    (d) Opinion of counsel to the Depositary

                               Frettra M. Miller
                               Vice President and
                               Senior Counsel



  Tel212/816-5675
  Fax212/816-2689
  frettra.m.miller@citigroup.com


  December 10 2003


  Citibank, N.A.
  ADR Department
  111 Wall Street
  New York, N.Y.  10043

  Re: American Depositary Receipts evidencing American Depositary
  Shares Representing four (4) Preferred Limited Voting Ordinary Shares of The News Corporation Limited

  Ladies and Gentlemen:

  I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement
  (as defined herein) for which you are acting as   the depositary, for the
  purpose of registering under the Securities Act of 1933, as amended, 300,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Amended and restated Deposit Agreement, dated as of December 3, 1996, by and among Citibank, N.A., as depositary, The News Corporation Limited, a company organized and existing under the laws of Australia (the "Company"), and the Holders from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent four (4) shares, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

  Assuming that the Deposit Agreement will have been duly executed and delivered at the time of their issuance or has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

  I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

  I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

  Very truly yours,

  /s/ Fretta M. Miller

  Frettra M. Miller

                           (e) Rule 466 Certification

                          Certification under Rule 466
                          ----------------------------


The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a Registration Statement on Form F-6 (File No. 333-13420), which the Commission declared effective, with terms of deposit identical to the terms of this Registration Statement.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                             Citibank, N.A., as depositary





                                             By:   /s/ Mildred Quinones-Holmes
                                                 -------------------------------
                                             Name:    Mildred Quinones-Holmes
                                             Title:   Vice President


Dated:  December 10, 2003